As filed with the Securities and Exchange Commission on December 23,  2015

Registration No. _____________
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Zoom Telephonics, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3661	04-2621506
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

207 South Street
Boston, MA 02111
(617) 423-1072
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Frank Manning
President, Chief Executive Officer and
Chairman of the Board
207 South Street
Boston, MA 02111
(617) 423-1072
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Daniele Ouellette Levy, Esq.
Morse, Barnes-Brown & Pendleton, PC
CityPoint
230 Third Avenue, 4th Floor
Waltham, MA 02451
 (781) 622-5930

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☑

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☑

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1) (2)	Proposed maximum offering price per share (3)	Proposed maximum aggregate offering price (4)	Amount of registration fee
Common Stock, $.01 par value per share	4,909,999	$2.360	$11,587,598	$1,166.87

(1)	This Registration Statement covers the resale by our selling shareholders of 4,909,999 shares of Common Stock that were issued in the private placement transaction in September 25, 2015.
(2)
Also includes an indeterminate number of shares which may be issued with respect to such shares of Common Stock by way of a stock dividend, stock split or in connection with a stock combination, recapitalization, merger, consolidation, or otherwise.

(3)	Calculated pursuant to Rule 457(c), the fee calculation is based on the average of the high and low sales prices of our Common Stock on the OTCQB on December 21, 2015, which was $2.360.
(4)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(a) of the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED DECEMBER 23, 2015

Prospectus

ZOOM TELEPHONICS, INC.

4,909,999 SHARES OF COMMON STOCK

This prospectus relates to the possible resale, from time to time, by the holders of 4,909,999 shares of Common Stock that were issued in a private placement transaction completed in September 25, 2015.  These holders are named in this prospectus and are referred to herein as the “selling security holders”.

We are not selling any shares of our Common Stock in this offering and, as a result, we will not receive any proceeds from the sale of the Common Stock covered by this prospectus.  All of the net proceeds from the sale of our Common Stock will go to the selling security holders.

The selling security holders may sell Common Stock from time to time at prices established on the OTC Markets Group’s OTCQB, or as negotiated in private transactions, or as otherwise described under the heading “Plan of Distribution.” The Common Stock may be sold directly or through agents or broker-dealers acting as agents on behalf of the selling security holders. The selling security holders may engage brokers, dealers or agents who may receive commissions or discounts from the selling security holders. We will pay all the expenses incident to the registration of the shares; however, we will not pay for sales commissions or other expenses applicable to the sale of our Common Stock registered hereunder.

Our Common Stock is quoted on the OTC Markets Group, OTCQB under the symbol “ZMTP.”  The last reported sales price of our shares of Common Stock on December 22, 2015 was $2.35 per share.

Our principal executive office is located at 207 South Street, Boston, MA 02111. Our telephone number at that address is (617) 423-1072. Our website is located at http://www.zoomtel.com.

INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE EXERCISING YOUR RIGHTS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

OUR SECURITIES ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED UNDER APPLICABLE LOCAL LAWS.

The date of this prospectus is December 23, 2015.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	39

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES	F-1

ZOOM TELEPHONICS, INC.

4,909,999 SHARES OF COMMON STOCK

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not provided, and we have not authorized anyone else to provide you with, different or additional information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus regardless of its time of delivery, and you should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.

As used in this prospectus, “Zoom Telephonics,” “Zoom,” “Company,” “we,” “our” and “us” refer to Zoom Telephonics, Inc. unless stated otherwise or the context requires otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Throughout this prospectus we make “forward-looking statements,” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include the words “may,” “would,” “could,” “likely,” “estimate,” “intend,” “plan,” “continue,” “believe,” “expect” or “anticipate” and similar words as well as our acquisition, development and expansion plans, objectives or expectations and our liquidity projections. These forward-looking statements generally relate to our plans, objectives, prospects and expectations for future operations and results and are based upon what we consider to be reasonable future estimates. Although we believe that our plans, objectives, prospects and expectations reflected in, or suggested by, such forward-looking statements are reasonable at the present time, we may not achieve or we may modify them from time to time. Furthermore, there is no assurance that any positive trends suggested or referred to in such statements will continue. Any forward-looking statements made in this prospectus are made as of the date of this prospectus and we assume no obligation to update the forward-looking statements. You should read this prospectus thoroughly, including the factors described in the “Risk Factors” section of this prospectus for information regarding risk factors that could affect our results with the understanding that actual future results may be materially different from what we expect. You should understand that it is not possible to predict or identify all such risks and uncertainties. Consequently, you should not consider these risks and uncertainties to be a complete discussion of all potential risks and uncertainties associated with an investment in us or our securities. We will not update forward-looking statements even though our situation or plans may change in the future, unless applicable law requires us to do so.

PROSPECTUS SUMMARY

The following summary provides an overview of certain information about Zoom and this offering and may not contain all the information that is important to you. This summary is qualified in its entirety by, and should be read together with, the information contained in other parts of this prospectus and the documents we incorporate by reference. You should carefully review this entire prospectus, including the matters discussed in “Risk Factors” beginning on page 3, in our Annual Report on Form 10-K, and our most recent Quarterly Report on Form 10-Q before making a decision about whether to invest in our securities.

Our Company

Zoom Telephonics designs, produces, markets, sells, and supports Internet access and other communications-related products including cable modems, cable modem / routers, mobile broadband modems, DSL modems, and dial-up modems. Our primary objective is to build upon our position as a leading producer of Internet access devices sold through sales channels that include many of the largest US high-volume electronics retailers, and to take advantage of a number of trends in communications including higher data rates, increasing use of wireless technology for transmission of data, and increasing use of smartphones, tablets, and streaming media.

Broadband modems, especially cable modems, were Zoom’s highest revenue product category in 2014 as well as through the third quarter of 2015.  In response to demand for faster connection speeds and increased modem functionality, we have invested and continue to invest resources to advance our broadband modem product line.

Cable modems provide a high-bandwidth connection to the Internet through a cable-TV cable that connects to compatible equipment that is typically managed by the cable service provider. We began shipping cable modems during the year 2000. Our cable modem customers in the U.S., our largest market, are primarily retailers.  We have been selling cable modem products under the Zoom brand, and beginning in 2016 we will be offering cable modem products under the Motorola brand in the USA and Canada.

Our mobile broadband products provide or distribute a high-speed connection to the Internet that uses a cellular phone service provider’s network.  Zoom’s product line includes mobile broadband modems, mobile broadband routers, and mobile broadband modem/router combinations.

Our Asymmetric Digital Subscriber Line modems, known as ADSL modems or DSL modems, provide a high-bandwidth connection to the Internet through a telephone line that typically connects to compatible DSL equipment that is typically managed by the DSL service provider. Through the years Zoom® has shipped a broad line of DSL modems. Zoom’s primary DSL product today includes a DSL modem and a wireless-N router.

Our dial-up modems connect personal computers and other devices to the local telephone line for transmission of data, fax, voice, and other information. Our dial-up modems enable personal computers and other devices to connect to other computers and networks, including the Internet, at top data speeds up to 56,000 bits per second.  Zoom’s sales of dial-up modems, our largest source of revenues from the mid-eighties through 2010, are expected to continue their decline due to their relatively slow data speed.  Dial-up modems accounted for 13% of Zoom’s sales in 2014 and 11% in 2015.

Zoom’s product line also includes wireless products, including WiFi®-compatible wireless-N and wireless-AC broadband gateways.  These products typically provide wireless communication between devices that are within a quarter mile or less of each other, depending on the specific product.

Our common stock is traded on the over-the-counter market under the symbol ZMTP.

We are incorporated in Delaware under the name Zoom Telephonics, Inc.  Zoom Telephonics, Inc. was originally incorporated in New York in 1977 and changed its state of incorporation to Delaware in 1993. Our principal executive offices are located at 207 South Street, Boston, MA 02111, and our telephone number is (617) 423-1072.  Our Web site is at www.zoomtel.com.  Information contained on our web site does not constitute part of this prospectus.

SUMMARY OF THE OFFERING

Common Stock offered by selling security holders	4,909,999 shares

Terms of the Offering	The selling security holders will determine when and how they will sell the Common Stock offered in this prospectus.

Common Stock outstanding*	13,466,303 shares

Use of proceeds	We are not selling any shares of Common Stock covered by this prospectus, and as a result will not receive any proceeds from this offering.

OTCQB Symbol	ZMTP

Risk Factors
See “Risk Factors” beginning on page 3 and the other information in this, together with the information contained under the heading “Risk Factors” in our Annual Report on Form 10-K for our fiscal year ended December 31, 2014, filed with the SEC and any updates of those Risk Factors contained in our Quarterly Reports on Form 10-Q.

* The total number of shares of our Common Stock outstanding excludes 2,761,500 shares of Common Stock issuable under the exercise of stock options outstanding as of December 22, 2015 at a weighted average exercise price of $0.39 per share.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Prospective investors should carefully consider the following risk factors, together with the other information contained in this Prospectus, including our financial statements and the notes thereto, in evaluating the Company and its business before purchasing our securities. In particular, prospective investors should note that this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and that actual results could differ materially from those contemplated by such statements. The factors listed below represent certain important factors which we believe could cause such results to differ. These factors are not intended to represent a complete list of the general or specific risks that may affect us. Other risks may be significant, presently or in the future, and the risks set forth below may affect us to a greater extent than indicated. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

Risks related to our Business

Our recent license agreement with Motorola has risks, including risks associated with our ability to successfully generate Motorola sales that are large enough to make our Motorola business profitable after we pay the minimum annual royalty payments required by the license agreement.  Our failure to successfully increase Motorola sales would have an adverse effect on our liquidity and financial results.

In May 2015 Zoom entered into an agreement to license the Motorola brand trademark for use with cable modem products in North America for five years starting with shipments January 2016.  In connection with this opportunity Zoom has an aggressive plan to introduce new Motorola brand cable modems and gateways in North America in early 2016.  Our product development plan will increase our costs and may result in cost overruns and delays.  If our sales of Motorola brand products do not meet our forecasts, this may result in excess inventory and a shortage of cash.  In addition, the license agreement includes significant minimum quarterly royalty payments due by Zoom.  If we are unable to sell a sufficient number of Motorola brand products to offset these minimum royalty payments, our net income and cash position will be reduced and we may experience losses.

We may require additional funding, which may be difficult to obtain on favorable terms, if at all.

Over the next twelve months we may require additional funding if, for instance, we buy inventory and develop products in anticipation of significant Motorola sales, if our sales are lower than forecast, or if we experience losses. We currently have a $1.25 million line of credit from which we can borrow; and this line is subject to covenants that must be met and that may be terminated by the lender at any time upon sixty days prior notice.  It is not certain whether all or part of this line of credit will be available to us in the future; and other sources of financing may not be available to us on a timely basis if at all, or on terms acceptable to us. If we fail to obtain acceptable additional financing when needed, we may not have sufficient resources to fund our normal operations; and this would have a material adverse effect on our business.

We may experience costs and senior management distractions due to patent-related matters.

Many of our products incorporate patented technology.  We attempt to license appropriate patents either directly or through our integrated circuit suppliers.  However, we are subject to costs and senior management distractions due to patent-related litigation.

On January 30, 2015, Wetro LAN LLC ("Wetro LAN") filed a complaint against the Company alleging infringement of U.S. Patent No. 6,795,918 (“the ’918 patent”). The ’918 patent is titled “Service Level Computer Security.” Wetro LAN alleges that the Company’s wireless routers, including its Model 4501 Wireless-N Router, infringe the '918 patent. The case is in its early stages and a date for the scheduling conference has not yet been set.

Patent litigation matters are complex and time consuming and expose Zoom to potentially material obligations.  It is impossible to assess the potential cost and senior management distraction associated with patent litigation matters that are currently outstanding or may occur in the future.

Our reliance on a small number of customers for a large portion of our revenues could materially harm our business and prospects.

Relatively few customers have accounted for a substantial portion of the Company’s revenues.  In the third quarter of 2015, three customers accounted for 79% of our total net sales with our largest customer accounting for 48% of our net sales. In the first nine months of 2015, three customers accounted for 77% of the Company’s total net sales with our largest customer accounting for 46% of our net sales. At September 30, 2015, three customers accounted for 90% of our gross accounts receivable, with our largest customer representing 61% of our gross accounts receivable. In the third quarter of 2014, three customers accounted for 72% of our net sales with our largest customer accounting for 51% of our net sales. In the first nine months of 2014, three customers accounted for 73% of our total net sales with our largest customer accounting for 54% of our net sales. At September 30, 2014 three customers accounted for 88% of our gross accounts receivable, with our largest customer representing 65% of our gross accounts receivable.

Our customers generally do not enter into long-term agreements obligating them to purchase our products. Because of our significant customer concentration, our net sales and operating income could fluctuate significantly due to changes in political or economic conditions or the loss of, reduction of business with, or less favorable terms for any of our significant customers. A reduction or delay in orders from any of our significant customers, or a delay or default in payment by any significant customer could materially harm our business, results of operation and liquidity.

Our business will be harmed if Charter Communications acquires Time Warner Cable and Bright House Networks and extends its policy of not offering customers a savings when customers supply their own cable modem.

In applying for FCC approval of its proposed acquisition of Time Warner Cable and Bright House Networks, Charter Communications has stated that it will extend its practice of charging a single price for cable modem leasing and Internet service to the newly-acquired cable systems.  In its public filings, Charter has stated that it currently has about 4.8 million residential customers.  Charter has also stated that if the proposed transactions are consummated, Charter will acquire about 10.8 million residential customers from Time Warner Cable and about 2.5 million residential and business customers from Bright House Networks.  Zoom has filed an action at the FCC which asks that the FCC deny Charter’s application for the proposed acquisitions or, if the acquisitions are approved, that they be conditioned on offering cable modems and Internet service separately at individually stated prices.  Charter’s policy eliminates one of the major incentives for purchasing a cable modem, and thereby threatens cable modem sales by retailers and threatens Zoom as a supplier to these retailers. We believe our sales of cable modems will be significantly reduced if Charter is permitted to acquire Time Warner Cable and Bright House without having to change its cable modem pricing policies

Product liability claims related to future Connected Home products could harm our competitive position, results of operations and financial condition.

We plan to introduce products that may be used to monitor for threats such as fire, flooding, break-ins, medical emergencies, and other threats; to allow remote control of our Connected Home products and attached electrical devices; and to cause actions including alerts and sirens in certain situations.  If our products fail to provide accurate and timely information or to operate as designed, our customers could assert claims against us for product liability. Litigation with respect to product liability claims, regardless of any outcome, could result in substantial cost to us, divert management’s attention from operations and decrease market acceptance of our products. While we intend to carry product liability insurance, we cannot give any assurance that our current or future insurance coverage will be sufficient to cover all possible liabilities. Further, we can give no assurance that adequate insurance will be available to us or that such insurance may be maintained at a reasonable cost to us. A successful claim brought against us, or any claim or product recall that results in negative publicity about us, could harm our competitive position, results of operations and financial condition.

The market for Internet access products and services has many competing technologies, and the demand for certain of our products and services is declining.

If we are unable to grow demand for our broadband and dial-up modems or other products, we may be unable to sustain or grow our business.

The market for high-speed communications products and services has a number of competing technologies. For instance, Internet access can be achieved by using a standard telephone line with an appropriate modem and dial-up or DSL service; using a cable TV line with a cable modem and cable modem service; or using a mobile broadband modem and mobile broadband service. We currently sell products that include all these technologies. The introduction of new products by competitors, market acceptance of competing products based on new or alternative technologies, or the emergence of new industry standards have in the past rendered and could continue to render our products less competitive or even obsolete.

We may be unable to produce sufficient quantities of our products because we obtain key components from, and depend on, sole or limited source suppliers.

 We obtain certain key parts, components, and equipment from sole or limited sources of supply. For example, the vast majority of our broadband modems use Broadcom chipsets and the vast majority of our dial-up modems use Conexant chipsets.  In the past we have experienced long lead-times and significant delays in receiving shipments of modem chipsets from our sole source suppliers. We may experience similar delays in the future. In addition, some products may have other components that are available from only one source. If we are unable to obtain a sufficient supply of components from our current sources, we would experience difficulties in obtaining alternative sources or in altering product designs to use alternative components. Resulting delays or reductions in product shipments could damage relationships with our customers, and our customers could decide to purchase products from our competitors. Inability to meet our customers’ demand or a decision by one or more of our customers to purchase products from our competitors could harm our operating results.

Fluctuations in the foreign currency exchange rates in relation to the U.S. dollar could have a material adverse effect on our operating results.

Changes in currency exchange rates that increase the relative value of the U.S. dollar may make it more difficult for us to compete with foreign manufacturers on price, may reduce our foreign currency denominated sales when expressed in dollars, or may otherwise have a material adverse effect on our sales and operating results. A significant increase in our foreign currency denominated sales would increase our risk associated with foreign currency fluctuations. A weakness in the U.S. dollar relative to the Mexican peso and various Asian currencies, especially the Chinese renminbi, could increase our product costs. Fluctuations in the currency exchange rates have, and may continue to, adversely affect our operating results.

The current uncertainty in global economic conditions could negatively affect our business, results of operations, and financial condition.

The current uncertainty in global economic conditions have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in credit, equity and fixed income markets. There could be a number of follow-on effects from these economic developments on our business, including unavailability of credit, insolvency of key suppliers resulting in product delays; customer insolvencies; rapid changes to the foreign currency exchange rates; decreased customer confidence; and decreased customer demand.  Any of these events, or any other events caused by the recent financial crisis, may have a material adverse effect on our business, operating results, and financial condition.

Capacity constraints in our Mexican operations could reduce our sales and revenues and hurt customer relationships.

We rely on our Mexican operations to finish and ship most of the products we sell. Since moving our manufacturing operations to our Mexican facility we have experienced and may continue to experience constraints on our manufacturing capacity as we address challenges related to operating our new facility, such as hiring and training workers, creating the facility’s infrastructure, developing new supplier relationships, complying with customs and border regulations, and resolving shipping and logistical issues. Our sales and revenues may be reduced and our customer relationships may be impaired if we continue to experience constraints on our manufacturing capacity. We are working to minimize capacity constraints in a cost-effective manner, but there can be no assurance that we will be able to adequately minimize capacity constraints.

Our reliance on a business processing outsourcing partner to conduct our operations in Mexico could materially harm our business and prospects.

In connection with the move of most of our North American manufacturing operations to Mexico, we rely on a business processing outsourcing partner to hire, subject to our oversight, the production team for our manufacturing operation, provide the selected facility described above, and coordinate many of the ongoing manufacturing logistics relating to our operations in Mexico. Our outsourcing partner’s related functions include acquiring the necessary Mexican permits, providing the appropriate Mexican operating entity, assisting in customs clearances, and providing other general assistance and administrative services in connection with the ongoing operation of the Mexican facility. Our outsourcing partner’s performance of these obligations efficiently and effectively is critical to the success of our operations in Mexico. Failure of our outsourcing partner to perform its obligations efficiently and effectively could result in delays, unanticipated costs or interruptions in production, delays in deliveries to our customers or other harm to our business, results of operation, and liquidity. Moreover, if our outsourcing arrangement is not successful, we cannot assure our ability to find an alternative production facility or outsourcing partner to assist in our operations in Mexico or our ability to operate successfully in Mexico without outsourcing or similar assistance.

Our net sales, operating results and liquidity have been and may in the future be adversely affected because of the decline in the retail market for dial-up modems.

The dial-up modem industry has been characterized by declining unit volumes due primarily to broadband as an alternative method for accessing the Internet. We expect that sales of dial-up modems will continue to decline.  If we fail to replace declining revenue from the sales of dial-up modems with the sales of our other products, including our broadband modems, our business, results of operation and liquidity will be harmed.  The significance of this threat has declined as our sales of dial-up modems have declined.  Through the third quarter of 2015 dial-up modems only represented 11% of our net sales.

We believe that our future success will depend in large part on our ability to more successfully penetrate the broadband modem markets, which have been challenging markets, with significant barriers to entry.

With the shrinking of the dial-up modem market, we believe that our future success will depend in large part on our ability to penetrate the broadband modem markets including cable and mobile broadband. These markets have significant barriers to entry. Although some cable, and mobile broadband modems are sold at retail, the high volume purchasers of these modems are concentrated in a relatively few large cable, telephone, and mobile broadband service providers which offer broadband modem services to their customers. These customers, particularly cable and mobile broadband services providers, also have extensive and varied certification processes for modems to be approved for use on their network. These certifications are expensive and time consuming, and they continue to evolve. Successfully penetrating the broadband modem market therefore presents a number of challenges including: the current limited retail market for broadband modems; the relatively small number of cable, telecommunications and Internet service provider customers that make up the bulk of the market for broadband modems in certain countries, including the United States; the significant bargaining power of these large volume purchasers; the time consuming, expensive, uncertain and varied certification process of the various cable service providers; the savings if any offered to customers who use their own modem instead of one supplied by the service provider; and the strong relationships with cable service providers enjoyed by incumbent cable equipment providers like Motorola and Cisco.

If we fail to meet changing customer requirements and emerging industry standards, there would be an adverse impact on our ability to sell our products and services.

The market for Internet access products and services is characterized by aggressive pricing practices, continually changing customer demand patterns, rapid technological advances, emerging industry standards and short product life cycles. Some of our product and service developments and enhancements have taken longer than planned and have delayed the availability of our products and services, which adversely affected our sales and profitability in the past. Any significant delays in the future may adversely impact our ability to sell our products and services, and our results of operations and financial condition may be adversely affected. Our future success will depend in large part upon our ability to: identify and respond to emerging technological trends and industry standards in the market; develop and maintain competitive products that meet changing customer demands; enhance our products by adding innovative features that differentiate our products from those of our competitors; bring products to market on a timely basis; introduce products that have competitive prices; manage our product transitions, inventory levels and manufacturing processes efficiently; respond effectively to new technological changes or new product announcements by others; meet changing industry standards; distribute our products quickly in response to customer demand; and compete successfully in the markets for our new products. These factors could also have an adverse effective on our operating results.

Our product cycles tend to be short and we may incur significant non-recoverable expenses or devote significant resources to sales that do not occur when anticipated. Therefore, the resources we devote to product development, sales and marketing may not generate material net sales for us. In addition, short product cycles have resulted in and may in the future result in excess and obsolete inventory, which has had and may in the future have an adverse effect on our results of operations. In an effort to develop innovative products and technology, we have incurred and may in the future incur substantial development, sales, marketing, and inventory costs. If we are unable to recover these costs, our financial condition and operating results could be adversely affected. In addition, if we sell our products at reduced prices in anticipation of cost reductions and we still have higher cost products in inventory, our business would be harmed and our results of operations and financial condition would be adversely affected.

Our international operations are subject to a number of risks that could harm our business.

Currently our business is significantly dependent on our operations outside the United States, particularly the production of substantially all of our products. Through the third quarter of 2015, sales outside North America were only 2% of our net sales.  However, almost all of our manufacturing operations are now located outside of the United States.  The inherent risks of international operations could harm our business, results of operation, and liquidity. For instance, our manufacturing operations in Mexico are subject to the challenges and risks associated with international operations, including those related to integration of operations across different cultures and languages, and economic, legal, political and regulatory risks. In addition, fluctuations in the currency exchange rates have had, and may continue to have, an adverse effect on our operating results. The types of risks faced in connection with international operations and sales include, among others: regulatory and communications requirements and policy changes; currency exchange rate fluctuations, including changes in value of the Mexican peso relative to the US dollar; favoritism toward local suppliers; local language and technical support requirements; difficulties in inventory management, accounts receivable collection and the management of distributors or representatives; cultural differences; reduced control over staff and other difficulties in staffing and managing foreign operations; reduced protection for intellectual property rights in some countries; political and economic changes and disruptions; governmental currency controls; shipping costs; strikes and work slowdowns at ports or other locations in the supply path; and import, export, and tariff regulations.  Almost all of our products are built in mainland China or Taiwan, so these products are subject to numerous risks including currency risk and economic, legal, political and regulatory risks.

We may be subject to product returns resulting from defects or from overstocking of our products.  Product returns could result in the failure to attain market acceptance of our products, which would harm our business.

If our products contain undetected defects, errors, or failures, we could face delays in the development of our products, numerous product returns, and other losses to us or to our customers or end users. Any of these occurrences could also result in the loss of or delay in market acceptance of our products, either of which would reduce our sales and harm our business. We are also exposed to the risk of product returns from our customers as a result of contractual stock rotation privileges and our practice of assisting some of our customers in balancing their inventories. Overstocking has in the past led and may in the future lead to higher than normal returns.

If we fail to effectively manage our inventory levels, there could be a material and adverse effect on our liquidity and our business.

Due to rapid technological change and changing markets we are required to manage our inventory levels carefully to both meet customer expectations regarding delivery times and to limit our excess inventory exposure. In the event we fail to effectively manage our inventory our liquidity may be adversely affected and we may face increased risk of inventory obsolescence, a decline in market value of the inventory, or losses from theft, fire, or other casualty.

We may be unable to produce sufficient quantities of our products because we depend on third party manufacturers. If these third party manufacturers fail to produce quality products in a timely manner, our ability to fulfill our customer orders would be adversely impacted.

We use contract manufacturers and original design manufacturers for electronics manufacturing of most of our products. We use these third party manufacturers to help ensure low costs, rapid market entry, and reliability. Any manufacturing disruption could impair our ability to fulfill orders, and failure to fulfill orders would adversely affect our sales. Although we currently use four electronics manufacturers for the bulk of our purchases, in some cases a given product is only provided by one of these companies. The loss of the services of any of our significant third party manufacturers or a material adverse change in the business of or our relationships with any of these manufacturers could harm our business. Since third parties manufacture our products and we expect this to continue in the future, our success will depend, in part, on the ability of third parties to manufacture our products cost effectively and in sufficient quantities to meet our customer demand.

We are subject to the following risks because of our reliance on third party manufacturers: reduced management and control of component purchases; reduced control over delivery schedules, quality assurance, manufacturing yields, and labor practices; lack of adequate capacity during periods of excess demand; limited warranties on products supplied to us; potential increases in prices; interruption of supplies from assemblers as a result of a fire, natural calamity, strike or other significant event; and misappropriation of our intellectual property.

Our cable modem sales may be significantly reduced due to long lead-times.
Cable modems and other broadband modems represented 89% of Zoom’s net sales through the third quarter of 2015.  These products have experienced long lead-times due to certain component production lead-times of up to 20 weeks and due to manufacturer-related delays, and these long lead times may significantly reduce our potential sales.

We face significant competition, which could result in decreased demand for our products or services.

We may be unable to compete successfully. A number of companies have developed, or are expected to develop, products that compete or will compete with our products. Furthermore, many of our current and potential competitors have significantly greater resources than we do. Intense competition, rapid technological change and evolving industry standards could result in less favorable selling terms to our customers, decrease demand for our products or make our products obsolete.  Our operating results and our ability to compete could be adversely affected if we are unable to: successfully and accurately anticipate customer demand; manage our product transitions, inventory levels, and manufacturing processes efficiently; distribute or introduce our products quickly in response to customer demand and technological advances; differentiate our products from those of our competitors; or otherwise compete successfully in the markets for our products.

Environmental regulations may increase our manufacturing costs and harm our business.

In the past, environmental regulations have increased our manufacturing costs and caused us to modify products. New state, US, or other regulations may in the future impact our product costs or restrict our ability to ship certain products into certain regions.

Changes in current or future laws or governmental regulations and industry standards that negatively impact our products, services and technologies could harm our business.

The jurisdiction of the Federal Communications Commission, or the FCC, extends to the entire United States communications industry including our customers and their products and services that incorporate our products. Our products are also required to meet the regulatory requirements of other countries throughout the world where our products and services are sold. Obtaining government certifications is time-consuming and costly. In the past, we have encountered delays in the introduction of our products, such as our cable modems, as a result of government certifications. We may face further delays if we are unable to comply with governmental regulations. Delays caused by the time it takes to comply with regulatory requirements may result in cancellations or postponements of product orders or purchases by our customers, which would harm our business.

In addition to reliability and quality standards, the market acceptance of certain products and services is dependent upon the adoption of industry standards so that products from multiple manufacturers are able to communicate with each other. Standards are continuously being modified and replaced. As standards evolve, we may be required to modify our existing products or develop and support new versions of our products. The failure of our products to comply, or delays in compliance, with various existing and evolving industry standards could delay or interrupt volume production of our products, which could harm our business.

Our future success will depend on the continued services of our executive officers and key product development personnel.

The loss of any of our executive officers or key product development personnel, the inability to attract or retain qualified personnel in the future, or delays in hiring skilled personnel could harm our business. Competition for skilled personnel is significant. We may be unable to attract and retain all the personnel necessary for the development of our business. In addition, the loss of Frank B. Manning, our president and chief executive officer, or some other member of the senior management team, a key engineer or salesperson, or other key contributors, could harm our relations with our customers, our ability to respond to technological change, and our business.

We may have difficulty protecting our intellectual property.

Our ability to compete is heavily affected by our ability to protect our intellectual property. We rely primarily on trade secret laws, confidentiality procedures, patents, copyrights, trademarks, and licensing arrangements to protect our intellectual property. The steps we take to protect our technology may be inadequate. Existing trade secret, trademark and copyright laws offer only limited protection. Our patents could be invalidated or circumvented. We have more intellectual property assets in some countries than we do in others. In addition, the laws of some foreign countries in which our products are or may be developed, manufactured or sold may not protect our products or intellectual property rights to the same extent as do the laws of the United States. This may make the possibility of piracy of our technology and products more likely. We cannot ensure that the steps that we have taken to protect our intellectual property will be adequate to prevent misappropriation of our technology.

We could infringe the intellectual property rights of others.

Particular aspects of our technology could be found to infringe on the intellectual property rights or patents of others. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to our business. We cannot predict the extent to which we may be required to seek licenses. We cannot assure that the terms of any licenses we may be required to seek will be reasonable. We are often indemnified by our suppliers relative to certain intellectual property rights; but these indemnifications do not cover all possible suits, and there is no guarantee that a relevant indemnification will be honored by the indemnifying party.

Risks Related to the Securities Market and Our Common Stock

The market price of our common stock may be volatile and trading volume may be low.

The market price of our common stock could fluctuate significantly for many reasons, including, without limitation: as a result of the risk factors listed in this registration statement; actual or anticipated fluctuations in our operating results; regulatory changes that could impact our business; and general economic and industry conditions. Shares of our common stock are quoted on the OTC Markets Group, OTCQB. The lack of an active market may impair the ability of holders of our common stock to sell their shares of common stock at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of the shares of our common stock.

We do not expect to pay any dividends in the foreseeable future.

We do not expect to declare dividends in the foreseeable future. We currently intend to retain cash to support our operations and to finance the growth and development of our business. There can be no assurance that we will have, at any time, sufficient surplus under Delaware law to be able to pay any dividends. If we do not pay dividends, the price of our common stock that you receive in the distribution must appreciate for you to receive a gain on your investment in Zoom Telephonics.

Our directors, executive officers and principal stockholders own a significant percentage of our shares, which will limit your ability to influence corporate matters.

Our directors, executive officers and certain other principal stockholders owned approximately 65% percent of our outstanding Common Stock as of December 9, 2015. Accordingly, these stockholders could have a significant influence over the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets and also could prevent or cause a change in control. The interests of these stockholders may differ from the interests of our other stockholders. Third parties may be discouraged from making a tender offer or bid to acquire us because of this concentration of ownership.

In 2015 we adopted an Internal Revenue Code Section 382 stockholder rights plan which could discourage potential acquisition proposals and could prevent, deter or delay a change in control of our company.

In November 2015 we adopted an Internal Revenue Code Section 382 stockholder rights plan (the “Rights Plan”) with the purpose of reducing the likelihood of an unintended “ownership change” and thus assisting in preserving the value of the tax benefits associated with our accumulated net operating losses.  The Rights Plan could have the effect, either alone or in combination provisions of our certificate of incorporation or Delaware law, of preventing, deterring or delaying a change in control of our company, even if a change in control would be beneficial to our stockholders.

Our ability to use our net operating losses (“NOLs”) may be negatively affected if there is an “ownership change” as defined under Section 382 of the Internal Revenue Code.

We currently have approximately $49.7 million in federal NOLs. These deferred tax assets are currently fully reserved.  Under Internal Revenue Code Section 382 rules, if a change of ownership is triggered, our ability to use our NOLs can be negatively affected if there is an “ownership change” as defined under Internal Revenue Code Section 382. In general, an ownership change occurs whenever there is a shift in ownership by more than 50 percentage points by one or more 5% stockholders over a specified time period (generally three years). Given Internal Revenue Code Section 382’s broad definition, an ownership change could be the unintended consequence of otherwise normal market trading in the Company’s stock that is outside of the Company’s control. Similar plans have been adopted by a number of companies holding similar significant tax assets over the past several years.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Common Stock by the selling security holders. All of the net proceeds from the resale of our Common Stock will go to the selling security holders as described below in the sections entitled “Selling Security Holders” and “Plan of Distribution.” We have agreed to bear the expenses relating to the registration of the Common Stock for the selling security holders.

DETERMINATION OF OFFERING PRICE

The prices at which the shares of Common Stock covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of Common Stock, by negotiations between the selling security holders and buyers of our Common Stock in private transactions or as otherwise described in “Plan of Distribution.”

DILUTION

The resale of the shares of the Common Stock under this prospectus will not dilute the ownership interests of existing stockholders.

SELLING SECURITY HOLDERS

The Common Stock being offered for resale by the selling security holders consists of 4,909,999 shares that were acquired by the selling security holders in a private placement in September 25, 2015.  The following table sets forth the name of each selling security holder, the number of shares of Common Stock beneficially owned by each of the selling security holders as of December 10, 2015 and the number of shares of Common Stock being offered by the selling security holders. The selling security holders may offer all or part of the shares for resale from time to time. However, the selling security holders are under no obligation to sell all or any portion of such shares nor are the selling security holders obligated to sell any shares immediately upon effectiveness of this prospectus. All information with respect to share ownership has been furnished by the selling security holders.

Name of Selling Security Holder (1)	Total Shares Beneficially Owned Before Offering	Maximum Number of Shares Being Offered	Total Shares Beneficially Owned After Offering (2)	Percent of Total Shares Outstanding After Offering (2)
James Besser (6)	143,357	142,857	500	*
JEB Partners, L.P. (6)	1,143,357	1,142,857	500	*
Manchester Explorer, L.P. (6)	2,857,643	2,857,143	500	*
Morgan Frank	142,857	142,857	0	*
Frank Manning (3)	1,571,562	142,858	1,428,704	10.5%
Peter Kramer (4)	337,429	142,857	194,572	1.4%
Bruce Kramer	170,515	142,858	27,657	*
Jeanne C. Baum	71,428	71,428	0	*
Stephan Shaw	57,142	57,142	0	*
David Shaw	28,571	28,571	0	*
Ronald Shaw	28,571	28,571	0	*
Terence J. Manning, Jr. (5)	10,000	10,000	0	*
(1)
In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Company Common Stock over which such person has voting or investment power and of which such person has the right to acquire beneficial ownership within 60 days of the date hereof. The table includes shares owned by spouses, other immediate family members, in trust, shares held in retirement accounts or funds for the benefit of the named individuals, shares held as restricted stock and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power.

(2)	Assumes that all shares of Common Stock registered for resale by this prospectus have been sold.
(3)	Frank Manning is President, Chief Executive Officer and Chairman of the Board of the Company.
(4)	Peter Kramer is a Director of the Company.
(5)	The shares listed for Terence J. Manning, Jr. were acquired by a gift from Frank Manning.
(6)	James Besser posseses voting power and investment power over all securities included in this table which are held by JEB Partners, L.P. and Manchester Explorer, L.P.

*Less than one percent of shares outstanding.

PLAN OF DISTRIBUTION

Each selling security holder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the OTC Markets Group’s OTCQB or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling security holder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
●	in transactions through broker dealers that agree with the selling security holders to sell a specified number of such securities at a stipulated price per security;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	a combination of any such methods of sale; or
●	any other method permitted pursuant to applicable law.

The selling security holders may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker dealers engaged by the selling security holders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling security holders (or, if any broker dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling security holders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling security holders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling security holder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling security holders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the selling security holders.

We agreed to keep this registration effective until the earliest of (i) the date on which the securities have been sold pursuant to this prospectus or pursuant to Rule 144 under the Securities Act or any other rule of similar effect, (ii) the date on which the securities (other than securities held by persons who are affiliates of the Company) may be resold by the selling security holders without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144; or (iii) September 25, 2016. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK

Market Information

Our common stock trades on the OTQB under the symbol “ZMTP”.

As of December 9, 2015, there were 140 holders of record of our common stock. On December 9, 2015, the closing price of our common stock as reported by the OTCQB was $2.07. The following table sets forth, for the periods indicated, the high and low sale prices per share of common stock, as reported by the OTCQB.

FISCAL PERIOD	HIGH	LOW
Fiscal Year ending December 31, 2015
Fourth Quarter through December 9, 2015	$2.14	$1.32
Third Quarter	$1.54	$0.70
Second Quarter	$1.07	$0.16
First Quarter	$0.25	$0.16

Fiscal Year ending December 31, 2014
Fourth Quarter	$0.25	$0.14
Third Quarter	$0.28	$0.14
Second Quarter	$0.20	$0.13
First Quarter	$0.14	$0.11

Fiscal Year ending December 31, 2013
Fourth Quarter	$0.32	$0.11
Third Quarter	$0.32	$0.16
Second Quarter	$0.38	$0.14
First Quarter	$0.60	$0.11

Dividends

We have never declared or paid cash dividends on our capital stock and do not plan to pay any cash dividends in the foreseeable future. Our current policy is to retain all of our earnings to finance future growth.

Equity Compensation Plan Information

We maintain a number of equity compensation plans for employees, officers, directors and others whose efforts contribute to our success. The table below sets forth certain information as of our fiscal year ended December 31, 2014 regarding the shares of our common stock available for grant or granted under stock option plans that (i) were approved by our stockholders, and (ii) were not approved by our stockholders.

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options	Weighted-Average Exercise Price Of Outstanding Options	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	1,855,500	$0.29	4,344,500

Equity compensation plans not approved by security holders	---	---	---
Total:	1,855,500	$0.29	4,344,500

(1)
Includes the 2009 Stock Option Plan and the 2009 Directors Stock Option Plan. These plans were approved by the shareholders at the 2010 annual meeting. At the 2013 annual meeting, shareholders approved an increase to the total number of shares available for issuance for the 2009 Stock Option Plan. The new number of shares is 5,500,000. At the 2013 annual meeting, shareholders approved an increase to the total number of shares available for issuance for the 2009 Directors Stock Option Plan. The new number of shares is 700,000. The purposes of the 2009 Stock Option Plan are to attract and retain employees and provide an incentive for them to assist us in achieving our long-range performance goals, and to enable such employees to participate in our long-term growth. The purposes of the 2009 Directors Stock Option Plan is to attract and retain non-employee directors and to enable such directors to participate in our long-term growth. The 2009 Stock Option Plan and the 2009 Directors Stock Option Plan are administered by the Compensation Committee of the Board of Directors. All stock options granted under the 2009 Stock Option Plan and the 2009 Directors Stock Option Plan have been granted with an exercise price equal to at least the fair market value of the common stock on the date of grant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

In addition to other information in this Registration Statement, this Management’s Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. We caution that these statements are not guarantees of future performance. They involve a number of risks and uncertainties that are difficult to predict including, but not limited to, the risks and uncertainties set forth in the section entitled “Risk Factors.”

The following discussion and analysis should be read in conjunction with the safe harbor statement and the risk factors contained in Item IA of Part II of our Quarterly Report on Form 10-Q for quarter ended September 30, 2015, filed with the SEC on November 13, 2015, in our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 24, 2015 and in our other filings with the SEC. Readers should also be cautioned that results of any reported period are often not indicative of results for any future period. Actual results could differ materially from those expressed or implied in the forward-looking statements.

OVERVIEW

We derive our net sales primarily from sales of Internet access and other communications-related products, principally broadband and dial-up modems and modem/routers, to retailers, distributors, Internet Service Providers and Original Equipment Manufacturers. We sell our products through a direct sales force and through independent sales agents. Our employees are located at our headquarters in Boston, Massachusetts.  We are experienced in electronics hardware, firmware, and software design and test, regulatory certifications, product documentation, and packaging; and we use that experience in developing each product in-house or in partnership with suppliers who are typically based in Asia. Electronic assembly and testing of the Company’s products in accordance with our specifications is typically done in China.

Since 1983 our headquarters has been near South Station in downtown Boston at 201 and 207 South Street. In December 2006, the Company sold its owned headquarters buildings in Boston, Massachusetts and leased back 25,200 square feet for two years expiring December 2008. In November 2008 the Company signed a lease amendment for its headquarters’ offices in Boston in the existing building to approximately 14,400 square feet for three years with a six month termination option starting July 1, 2010. In May 2010 we signed a second lease amendment extending the term of the lease to April 30, 2016 with a six month termination option starting December 1, 2011. In December 2011 we signed a third lease amendment reducing our leased space to 10,600 square feet effective June 1, 2012, with a corresponding decrease in lease expense.  This lease expires on April 30, 2016 unless we renew it.

For many years we performed most of the final assembly, test, packaging, warehousing and distribution at a production and warehouse facility on Summer Street in Boston, Massachusetts, which had also engaged in firmware programming for some products. We moved most of our Summer Street operations to a dedicated 35,575 square foot facility in Tijuana, Mexico in October 2006.  We moved these operations to a 10,800 square foot facility in Tijuana, Mexico in March 2009. In November 2014 we cancelled our existing lease and signed a one-year lease with five one-year renewal options thereafter for an adjacent 11,390 square foot facility.  In September 2015, Zoom extended the term of the lease from December 1, 2015 through November 30, 2018.  In September 2015, Zoom also signed a new lease for additional space in the adjacent building, which will double our existing capacity.  The term of the lease is from March 1, 2016 through November 30, 2018 with early access granted as of December 1, 2015.

We continually seek to improve our product designs and manufacturing approach in order to improve product performance and reduce our costs. We pursue a strategy of outsourcing rather than internally developing our modem chipsets, which are application-specific integrated circuits that form the technology base for our modems. By outsourcing the chipset technology, we are able to concentrate our research and development resources on modem system design, leverage the extensive research and development capabilities of our chipset suppliers, and reduce our development time and associated costs and risks. As a result of this approach, we are able to quickly develop new products while maintaining a relatively low level of research and development expense as a percentage of net sales. We also outsource aspects of our manufacturing to contract manufacturers as a means of reducing our costs of production, and to provide us with greater flexibility in our production capacity.

Generally our gross margin for a given product depends on a number of factors including the type of customer to whom we are selling. The gross margin for retailers tends to be higher than for some of our other customers; but the sales, support, returns, and overhead costs associated with retailers also tend to be higher. Zoom’s sales to certain countries are currently handled by a single master distributor for each country, who handles the support and marketing costs within the country. Gross margin for sales to these master distributors tends to be low, since lower pricing to these distributors helps them to cover the support and marketing costs for their country.

Our total headcount was reduced from 26 on September 30, 2014 to 25 on September 30, 2015. As of October 28, 2015, Zoom had 26 full-time and part-time employees the increase coming from the hiring of Philip Frank, Board Director, as Chief Financial Officer. Of the 26 included in our headcount on October 28, 2015, nine were engaged in research and development and quality control. Four were involved in operations, which manages production, inventory, purchasing, warehousing, freight, invoicing, shipping, collections, and returns.  Seven were engaged in sales, marketing, and customer support.  The remaining six performed executive, accounting, administrative, and management information systems functions.  Zoom currently has 19 full-time employees and 7 employees working less than 5 days per week, typically 4 days per week. Our dedicated manufacturing personnel in Tijuana, Mexico are employees of our Mexican manufacturing service provider and not included in our headcount.  On September 30, 2015, Zoom had one consultant in sales and one consultant in information systems, neither of whom is included in our headcount.

Zoom’s cash balance on September 30, 2015 was $2.52 million compared to $138 thousand on December 31, 2014.  The company raised approximately $3.65 million net in Q3 2015 from a $3.42 million private placement in September and a $229 thousand rights offering in July.  Zoom’s cash balance was also augmented by a $337 thousand decrease in net inventory. These increases were offset by a pay-down of the outstanding bank debt of $841 thousand, a $150 thousand increase in net accounts receivable and an overall net 9-month loss of $109 thousand.  As of September 30, 2015 Zoom had no bank debt, an available line of credit of $1.25 million, working capital of $5.28 million, and a current ratio of 6.1.

On December 18, 2012, the Company entered into a Financing Agreement with Rosenthal & Rosenthal, Inc. (the “Financing Agreement”). The Financing Agreement provided for up to $1.75 million of revolving credit, subject to a borrowing base formula and other terms and conditions as specified in the Financing Agreement. The Financing Agreement continued until November 30, 2014 and automatically renews from year to year thereafter, unless sooner terminated by either party as specified in the Financing Agreement. Borrowings are secured by all of the Company assets including intellectual property. On March 25, 2014, the Company entered into an amendment to the Financing Agreement (the “Amendment”) with an effective date of January 1, 2013.  The Amendment clarified the definition of current assets in the Financing Agreement, reduced the size of the revolving credit line to $1.25 million, and revised the financial covenants such that we are required to maintain tangible net worth of not less than $2.0 million and working capital of not less than $1.75 million.

On October 29, 2015, subsequent to the close of the quarter, the Company entered into a second amendment to the Financing Agreement (the “Second Amendment”).  Retroactive to October 1, 2015, the Second Amendment eliminated $2,500 in monthly charges for the Financing Agreement.  Effective December 1, 2015, the Second Amendment reduces the effective rate of interest to 2.25% plus an amount equal to the higher of prime rate or 3.25%.

The Company is required to calculate its covenant compliance on a quarterly basis. As of September 30, 2015, the Company was in compliance with both its working capital and tangible net worth covenants. At September 30, 2015, the Company’s tangible net worth was approximately $5.4 million, while the Company’s working capital was approximately $5.3 million.

CRITICAL ACCOUNTING POLICIES

Following is a discussion of what we view as our more significant accounting policies and estimates. As described below, management judgments and estimates must be made and used in connection with the preparation of our financial statements. We have identified areas where material differences could result in the amount and timing of our net sales, costs, and expenses for any period if we had made different judgments or used different estimates.

REVENUE RECOGNITION

We primarily sell hardware products to our customers. The hardware products include dial-up modems, DSL modems, cable modems, voice over IP products, and wireless and wired networking equipment.

We derive our net sales primarily from the sales of hardware products to four types of customers:

●	computer peripherals retailers,

●	computer product distributors,

●	Internet service providers, and

●	original equipment manufacturers (OEMs)

We recognize hardware net sales for our customers at the point when the customers take legal ownership of the delivered products. Legal ownership passes from Zoom to the customer based on the contractual FOB point specified in signed contracts and purchase orders, which are both used extensively. Many of our customer contracts or purchase orders specify FOB destination. We verify the delivery date on all significant FOB destination shipments made during the last 10 business days of each quarter.

Our net sales of hardware include reductions resulting from certain events which are characteristic of the sales of hardware to retailers of computer peripherals. These events are product returns, certain sales and marketing incentives, price protection refunds, and consumer mail-in and in-store rebates. Each of these is accounted for as a reduction of net sales based on detailed management estimates, which are reconciled to actual customer or end-consumer credits on a monthly or quarterly basis.

 Product Returns. Products are returned by retail stores and distributors for inventory balancing, contractual stock rotation privileges, and warranty repair or replacements. We estimate the sales and cost value of expected future product returns of previously sold products. Our estimates for product returns are based on recent historical trends plus estimates for returns prompted by, among other things, announced stock rotations and announced customer store closings. Management reviews historical returns, current economic trends, and changes in customer demand and acceptance of our products when estimating sales return allowances. The estimate for future returns is recorded as a reserve against accounts receivable, a reduction in our net sales, and the corresponding change to inventory reserves and cost of sales. Product returns as a percentage of total shipments were 15.7% and 11.5%, respectively, for 2013 and 2014. Product returns as a percentage of total shipments were 10.0% and 10.5% for the third quarter of 2015 and 2014, respectively. Product returns as a percentage of total shipments were 11.6% and 11.5% for through nine months ending September 30, 2015 and September 30, 2014, respectively.

Price Protection Refunds. We have a policy of offering price protection to certain of our retailer and distributor customers for some or all their inventory. Under the price protection policies, when we reduce our prices for a product, the customer receives a credit for the difference between the original purchase price and our reduced price for their unsold inventory of that product. Our estimates for price protection refunds are based on a detailed understanding and tracking by customer and by sales program. Estimated price protection refunds are recorded in the same period as the announcement of a pricing change. Information from customer inventory-on-hand reports or from direct communications with the customers is used to estimate the refund, which is recorded as a reduction of net sales and a reserve against accounts receivable. Reductions in our net sales due to price protection were negligible in both 2013 and 2014. Reductions in our net sales due to price protection were negligible in both the third quarter of 2015 and the third quarter of 2014. Reductions in our net sales due to price protection were negligible through nine months ending September 30, 2015 and September 30, 2014, respectively.

Sales and Marketing Incentives. Many of our retailer customers require sales and marketing support funding, usually set as a percentage of our sales in their stores. The incentives were reported as reductions in our net sales and were $166 thousand in 2013 and $96 thousand in 2014. The incentives were reported as reductions in our net sales and were $14 thousand in the third quarter of 2015 and $29 thousand in the third quarter of 2014. The incentives were reported as reductions in our net sales and were $44 thousand through nine months ending September 30, 2015 and $86 thousand through nine months ending September 30, 2014.

Consumer Mail-In and In-Store Rebates.  Our estimates for consumer mail-in and in-store rebates are based on a detailed understanding and tracking by customer and sales program, supported by actual rebate claims processed by the rebate redemption centers plus an accrual for an estimated lag in processing at the redemption centers. The estimate for mail-in and in-store rebates is recorded as a reserve against accounts receivable and a reduction of net sales in the same period that the rebate obligation was triggered. Reductions in our net sales due to the rebates were $175 thousand in 2013 and $180 thousand in 2014. Reductions in our net sales due to the consumer rebates were negligible in the third quarter of 2015 and $32 thousand in the third quarter of 2014. Reductions in our net sales due to the consumer rebates were $55 thousand through nine months ending September 30, 2015 and $162 thousand through nine months ending September 30, 2014.

To ensure that the sales, discounts, and marketing incentives are recorded in the proper period, we perform extensive tracking and documenting by customer, by period, and by type of marketing event. This tracking includes reconciliation to the accounts receivable records for deductions taken by our customers for these discounts and incentives.

Accounts Receivable Valuation. We establish accounts receivable valuation allowances equal to the above-discussed net sales adjustments for estimates of product returns, price protection refunds, consumer rebates, and general bad debt reserves. These allowances are reduced as actual credits are issued to the customer's accounts. Our bad-debt write-offs were negligible for both 2013 and 2014. Our bad-debt write-offs were negligible in both the third quarter of 2015 and the third quarter of 2014. Our bad-debt write-offs were negligible through nine months ending September 30, 2015 and September 30, 2014, respectively.

Inventory Valuation and Cost of Goods Sold.  Inventory is valued at the lower of cost, determined by the first-in, first-out method, or market. We review inventories for obsolete and slow moving products each quarter and make provisions based on our estimate of the probability that the material will not be consumed or that it will be sold below cost. Additional charges related to obsolete and slow-moving products were negligible in 2013 and $82 thousand in 2014. Additional charges to inventory reserves related to obsolete and slow-moving products were $45 thousand in the third quarter of 2015 and $49 thousand in the third quarter of 2014. Additional charges to inventory reserves related to obsolete and slow-moving products were $23 thousand through nine months ending September 30, 2015 and $87 thousand through nine months ending September 30, 2014. Additionally, material product certification costs on new products are capitalized and amortized over the expected period of value of the respective products. These amortization costs have been immaterial for all reported periods.

Valuation and Impairment of Deferred Tax Assets. As part of the process of preparing our financial statements we estimate our income tax expense and deferred income tax position. This process involves the estimation of our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our balance sheet. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not likely, we establish a valuation allowance. Changes in the valuation allowance are reflected in the statement of operations.

Significant management judgment is required in determining our provision for income taxes and any valuation allowances. We have recorded a 100% valuation allowance against our deferred income tax assets. It is management's estimate that, after considering all of the available objective evidence, historical and prospective, with greater weight given to historical evidence, it is more likely than not that these assets will not be realized. If we establish a record of continuing profitability, at some point we will be required to reduce the valuation allowance and recognize an equal income tax benefit which will increase net income in that period(s).

As of December 31, 2014 the Company had federal net operating loss carry forwards of approximately $49,650,000 some or all of which should be available to offset future taxable income if it occurs. These net operating loss carry forwards are due to expire in varying amounts from 2018 to 2034. As of December 31, 2014 the Company had Massachusetts state net operating loss carry forwards of approximately $4,054,000 which are available to offset future taxable income. They are due to expire in varying amounts from 2031 through 2034.

RESULTS OF OPERATIONS

THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2015 COMPARED TO THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2014

Summary. Net sales were $3.37 million for the third quarter ended September 30, 2015 (“Q3 2015”), down 1.1% from $3.40 million for Q3 2014.  Zoom reported a net loss of $8 thousand for Q3 2015 compared to a net profit of $22 thousand for Q3 2014. Zoom’s net sales of $9.02 million for the first nine months of 2015 were down 1.9% from net sales of $9.19 million for the first nine months of 2014. Zoom’s net loss was $109 thousand for the first nine months of 2015, down from a net loss of $121 thousand for the first nine months of 2014.

The following table sets forth certain financial data as a percentage of net sales for the periods indicated.

	Three Months Ended September 30,		Nine Months Ended September30,
	2015	2014	2015	2014

Net sales	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	67.3	72.8	67.7	71.1
Gross profit	32.7	27.2	32.3	28.9

Operating expenses:
Selling	12.4	10.4	13.4	11.5
General and administrative	9.1	7.6	9.0	8.6
Research and development	10.5	7.8	10.2	9.4
	32.0	25.7	32.6	29.5

Operating profit (loss)	0.6	1.4	(0.3)	(0.6)

Total other income (expense), net	(0.8)	(0.7)	(0.8)	(0.6)

Income (loss) before income taxes	(0.2)	0.7	(1.1)	(1.3)

Income taxes (benefit)	0.1	0.1	0.1	0.1

Net income (loss)	(0.2)%	0.7%	(1.2)%	(1.3)%

Net Sales. Our total net sales for the third quarter of 2015 decreased slightly from the third quarter of 2014, primarily due to continued decline in international markets. Our total net sales for the first nine months of 2015 decreased a modest $172 thousand or 1.9% from the first nine months of 2014. We primarily generated our sales by selling broadband and dial-up modems via retailers, distributors, and Internet Service Providers.

	Three Months		Three Months		Nine Months		Nine Months
	Ended	% of	Ended	% of	Ended	% of	Ended	% of
	September30, 2015	Total	September 30, 2014	Total	June 30, 2015	Total	June 30, 2014	Total
Dial-up	$307,348	9%	$358,726	11%	$954,014	11%	$1,191,274	13%
Broadband, Wireless & Other Products	$3,060,490	91%	$3,045,300	89%	$8,065,568	89%	$7,999,799	87%
Total	$3,367,838	100%	$3,404,026	100%	$9,019,582	100%	$9,191,073	100%

Geographically, our North American sales continued their dominant share of our overall sales, holding steady at 98% of our net sales in the third quarter of 2015 and 98% in the third quarter of 2014.  Sales outside North America remained at 2% of our net sales in both the third quarter of 2015 and the third quarter of 2014.

Generally Zoom’s lower sales outside North America reflect the fact that cable modems are sold successfully through retailers in the USA but not in most countries outside the USA, due primarily to variations in government rules.

	Three Months		Three Months		Nine Months		Nine Months
	Ended	% of	Ended	% of	Ended	% of	Ended	% of
	September 30, 2015	Total	September 30, 2014	Total	September 30, 2015	Total	September 30, 2014	Total
North America	$3,295,501	98%	$3,325,678	98%	$8,843,983	98%	$8,922,604	97%
Outside North America	72,337	2%	78,348	2%	175,599	2%	268,469	3%
Total	$3,367,838	100%	$3,404,026	100%	$9,019,582	100%	$9,191,073	100%

Relatively few customers have accounted for a substantial portion of the Company’s revenues.  In the third quarter of 2015, three customers accounted for 79% of our total net sales with our largest customer accounting for 48% of our net sales. In the first nine months of 2015, three customers accounted for 77% of the Company’s total net sales with our largest customer accounting for 46% of our net sales. At September 30, 2015, three customers accounted for 90% of our gross accounts receivable, with our largest customer representing 61% of our gross accounts receivable. In the third quarter of 2014, three customers accounted for 72% of our net sales with our largest customer accounting for 51% of our net sales. In the first nine months of 2014, three customers accounted for 73% of our total net sales with our largest customer accounting for 54% of our net sales. At September 30, 2014 three customers accounted for 88% of our gross accounts receivable, with our largest customer representing 65% of our gross accounts receivable.

Because of our customer concentration, our net sales and operating income could fluctuate significantly due to changes in political or economic conditions or the loss, reduction of business, or less favorable terms for any of our significant customers.

Gross Profit. Gross profit was $1.10 million or 32.7% of net sales in Q3 2015, up from $0.92 million or 27.2% of net sales in Q3 2014.  Q3 2015 margins benefited from reduced product costs as Zoom introduced new lower-cost models of certain high-volume cable modem types. Zoom’s gross profit increased $252 thousand to $2.91 million for the first nine months of 2015 due primarily to reduced product costs for some cable modem products.

Operating Expense. Operating expenses were $1,079 thousand or 32.0% of net sales in Q3 2015, up from $875.9 thousand or 25.7% of net sales in Q3 2014.  Selling expenses increased $65 thousand to $418 thousand from Q3 2014 to Q3 2015 due primarily to increased search advertising costs.  General and administrative expenses increased $49 thousand to $307 thousand from Q3 2014 to Q3 2015 due primarily to increases in stock option expenses and investor relations services.  Research and development expenses increased slightly from $265 thousand to $354 thousand from Q3 2014 to Q3 2015 due primarily to increased engineering personnel costs and industrial design costs. The table below illustrates the change in operating expense.

	Three Months		Three Months		Nine Months		Nine Months
	Ended	% of	Ended	% of	Ended	% of	Ended	% of
	September 30, 2015	Sales	September 30, 2014	Sales	September 30, 2015	Sales	September 30, 2014	Sales
Operating expenses:
Selling	$418,017	12.4%	$352,900	10.4%	$1,210,809	13.4%	$1,060,735	11.5%
General and administrative	306,827	9.1%	257,645	7.6%	810,556	9.0%	788,307	8.6%
Research and development	354,253	10.5%	265,393	7.8%	918,014	10.2%	864,272	9.4%
Total	$1,079,097	32.0%	$875,938	25.7%	$2,939,379	32.6%	$2,713,314	29.5%

Selling Expense. Selling expense was $418 thousand or 12.4% of net sales in the third quarter of 2015, up 18.5% from $353 thousand or 10.4% of net sales in the third quarter of 2014. The increase of $65 thousand was primarily due to increased search advertising costs.  Selling expense was $1.21 million or 13.4% of net sales in the first nine months of 2015, up 14.1% from $1.06 million or 11.5% of net sales in the first nine months of 2014. The increase of $150 thousand was primarily due to considerably greater search advertising expenses in 2015.

General and Administrative Expense. General and administrative expense was $307 thousand or 9.1% of net sales in the third quarter of 2015, up 19.1% from $258 thousand or 7.6% of net sales in the third quarter of 2014. The increase of $49 thousand was primarily due to increases in stock option expenses and investor relations services. General and administrative expense was $0.81 million or 9.0% of net sales for the first nine months of 2015, up 2.8% from $0.79 million or 8.6% of net sales for the first nine months of 2014. The increase of $22 thousand was primarily due to increased stock option expenses and increased investor relations services.

Research and Development Expense. Research and development expense was $354 thousand or 10.5% of net sales in the third quarter of 2015, up 33.5% from $265 thousand or 7.8% of net sales in the third quarter of 2014. The $89 thousand increase in research and development expenses was primarily due to increased engineering personnel costs and industrial design costs.  Research and development expense was $918 thousand or 10.2% of net sales in the first nine months of 2015, up 6.2% from $864 thousand or 9.4% of net sales in the first nine months of 2014. The increase of $54 thousand was primarily due to increased engineering personnel costs and industrial design costs.

Other Income (Expense). Other expense was $27 thousand in the third quarter of 2015 and was $24 thousand in the third quarter of 2014 due to interest expense related to our bank credit line. Other expense was $73 thousand in the first nine months of 2015 and was $59 thousand in the first nine months quarter of 2014 also due to interest expense related to our bank credit line.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014 COMPARED TO YEAR ENDED DECEMBER 31, 2013

Summary. Zoom’s net sales of $11.9 million for the fiscal year ended December 31, 2014 (“FY 2014”) were up 5.9% from net sales of $11.2 million for FY 2013. Zoom’s net comprehensive loss was $242 thousand for FY 2014 compared to a net comprehensive loss of $800 thousand for FY 2013.  The lower net loss for FY 2014 was primarily due to gross profit improvement, partially due to higher sales, and lower expenses, as well as other income recognized when we closed the U.K. sales office in October 2014.

The following table sets forth certain financial data as a percentage of net sales for the periods indicated.

	Years Ended December 31,
	2013	2014
Net sales	100.0%	100.0%
Cost of goods sold	72.4	70.7
Gross profit	27.6	29.3
Operating expense:
Selling	14.0	12.2
General and administration	11.7	8.8
Research and development	8.2	9.5
Total operating expenses	33.9	30.5
Operating profit (loss)	(6.3)	(1.2)
Other income (expense):
Other, net	(3.2)	2.3
Total other income (expense)	(3.2)	2.3
Income (loss) before income taxes	(9.4)	1.1
Income taxes (benefit)	0.0	0.1

Net income (loss)	(9.5)%	1.0%

Net Sales. Our total net sales increased year-over-year by $660 thousand or 5.9%. In 2014 and 2013 we primarily generated our sales by selling broadband and dial-up modems via retailers, distributors, and Internet Service Providers. Zoom sales of broadband modems increased $1.3 million or 15.8%. Our Dial-up modem, Wireless and Other Products sales decreased year-over-year by $664 thousand or 23.3%, due to market changes and increased competition.

	Year 2013 Sales $000	Year 2014 Sales $000	Change $000	Change %
Dial-up	$2,025	$1,537	$(488)	(24.1)%
Broadband, Wireless and Other Products	9,216	10,364	1,148	12.5%
Total Net Sales	$11,241	$11,901	$660	5.9%

As shown in the table below our net sales in North America increased to $11.6 million in 2014 from $10.5 million in 2013. The sales in North America continue to reflect a shift in sales from dial-up modems to cable modems and other broadband products. Our net sales in the UK were $0.2 million in 2014 compared to $0.3 million in 2013, a 43.1% decrease.  The sales decrease in the UK primarily reflects decreased sales of broadband products.  Our net sales in all other countries were $0.2 million in 2014 compared to $0.4 million in 2013, a 58.7% decrease.  Generally Zoom’s lower sales outside North America reflect the fact that cable modems are sold successfully through retailers in the USA but not in most countries outside the USA, due primarily to variations in government rules.

	Year 2013 Sales $000	Year 2014 Sales $000	Change $000	Change %
North America	$10,542	$11,564	$1,022	9.7%
UK	311	177	(134)	(43.1)%
All Other	389	160	(229)	(58.7)%
Total Net Sales	$11,241	$11,901	$660	5.9%

Relatively few customers have accounted for a substantial portion of the Company’s revenues.  In 2014 three customers accounted for 74% of our total net sales, with our largest customer accounting for 53% of our net sales. At December 31, 2014, three customers accounted for 92% of our gross accounts receivable, with our largest customer representing 64% of our gross accounts receivable. In 2013 three customers accounted for 69% of the Company’s total net sales with our largest customer accounting for 51% of our net sales. At December 31, 2013, three customers accounted for 84% of our gross accounts receivable, with our largest customer representing 71% of our gross accounts receivable.

Because of our customer concentration, our net sales and operating income could fluctuate significantly due to changes in political or economic conditions or the loss, reduction of business, or less favorable terms for any of our significant customers.

Gross Profit. Our gross profit was $3.5 million in 2014 and $3.1 million in 2013. Our gross profit percentage of net sales increased to 29.3% in 2014 from 27.6% in 2013. Gross profit improved primarily due to higher sales, and gross margin improved primarily due to lower unit product costs and higher sales

Operating Expense. Total operating expense decreased by $178 thousand from $3.8 million in 2013 to $3.6 million in 2014. Total operating expense as a percentage of net sales decreased from 33.9% in 2013 to 30.5% in 2014.  The table below illustrates the change in operating expense.

Operating Expense	Year 2013 Sales $000	% Net Sales	Year 2014 Sales $000	% Net Sales	Change $000	% Change
Selling expense	$1,573	14.0%	$1,446	12.2%	$(127)	(8.0)%
General and administrative expense	1,316	11.7%	1,052	8.8%	(264)	(20.1)%
Research and development expense	920	8.2%	1,133	9.5%	213	23.2%
Total operating expense	$3,809	33.9%	$3,631	30.5%	$(178)	(4.7)%

Selling Expense. Selling expense decreased from $1.6 million in 2013 to $1.4 million in 2014. Selling expense as a percentage of net sales was 14.0% in 2013 and 12.2% in 2014. The $127 thousand decrease in selling expense was due primarily to reduced headcount in the United Kingdom.

General and Administrative Expense. General and administrative expense was $1.3 million in 2013 and $1.1 million in 2014. General and administrative expense as a percentage of net sales was 11.7% in 2013 and 8.8% in 2014. The $264 thousand decrease in general and administration expense was due to reduced headcount.

Research and Development Expense.  Research and development expense increased from $0.9 million in 2013 to $1.1 million in 2014.  Research and development expense as a percentage of net sales increased from 8.2% in 2013 to 9.5% in 2014. The $213 thousand increase in research and development expense was primarily due to increased product development costs and higher certification costs.

Other Income (Expense).  Other income (expense), net was $269 thousand in 2014, primarily due to recognition of foreign currency translation gains of $361 thousand previously reported as accumulated other comprehensive income in Stockholders Equity section of Balance Sheet, $(77) thousand in interest expense, and $(15) thousand in miscellaneous expense. Other income (expense), net was $(354) thousand in 2013, consisting of realized loss of $(273) thousand on sale of 8,000 shares of Zoom Technologies, Inc. stock, $(68) thousand in interest expense, and $(13) thousand in miscellaneous other expense.

Income Tax Expense (Benefit). We recorded income tax from our operations in Mexico, which was negligible in both 2013 and 2014.

LIQUIDITY AND CAPITAL RESOURCES

NINE MONTHS ENDED SEPTEMBER 30, 2015 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2014

Zoom’s cash balance on September 30, 2015 was $2.52 million compared to $138 thousand on December 31, 2014.  The Company raised approximately $3.65 million net in Q3 2015 from a $3.42 million private placement in September and a $229 thousand rights offering in July.  Zoom’s cash balance was also augmented by a $337 thousand decrease in net inventory. These increases were offset by a pay-down in the outstanding bank debt of $841 thousand, a $150 thousand increase in net accounts receivable and an overall net 9-month loss of $109 thousand.  As of September 30, 2015 Zoom had no bank debt, an available line of credit of $1.25 million, working capital of $5.28 million, and a current ratio of 6.1.

The Company is continuing to develop new products and to take other measures to increase sales.  In addition, on May 18, 2015, Zoom announced licensing of the Motorola trademark for cable modems and gateways for the USA and Canada for 5 years starting January 1, 2016.  The Company believes that this is likely to increase sales.  Increasing sales typically results in increased inventory and higher accounts receivable, both of which reduce cash. In order to support this anticipated sales growth, Zoom raised approximately $3.65 million net in Q3 2015.  Zoom believes that its existing financial resources along with its existing line of credit, with the potential to increase the maximum credit limit as planned, will be sufficient to fund operations for the foreseeable future if Zoom management's sales and operating profit expectations are met.

On December 18, 2012, the Company entered into a Financing Agreement with Rosenthal & Rosenthal, Inc. (the “Financing Agreement”). The Financing Agreement provided for up to $1.75 million of revolving credit, subject to a borrowing base formula and other terms and conditions as specified in the Financing Agreement. The Financing Agreement continued until November 30, 2014 and automatically renews from year to year thereafter, unless sooner terminated by either party as specified in the Financing Agreement. The Lender shall have the right to terminate the Financing Agreement at any time by giving the Company sixty days’ prior written notice. Borrowings are secured by all of the Company assets including intellectual property. The Loan Agreement contained several covenants, including a requirement that the Company maintain tangible net worth of not less than $2.5 million and working capital of not less than $2.5 million. On March 25, 2014, the Company entered into an amendment to the Financing Agreement (the “Amendment”) with an effective date of January 1, 2013.  The Amendment clarified the definition of current assets in the Financing Agreement, reduced the size of the revolving credit line to $1.25 million, and revised the financial covenants so that Zoom is required to maintain tangible net worth of not less than $2.0 million and working capital of not less than $1.75 million.

On October 29, 2015, subsequent to the close of the quarter, the Company entered into a second amendment to the Financing Agreement (the “Second Amendment”).  Retroactive to October 1, 2015, the Second Amendment eliminated $2,500 in monthly charges for the Financing Agreement.  Effective December 1, 2015, the Second Amendment reduces the effective rate of interest to 2.25% plus an amount equal to the higher of prime rate or 3.25%.

The Company is required to calculate its covenant compliance on a quarterly basis. As of September 30, 2015, the Company was in compliance with both its working capital and tangible net worth covenants. At September 30, 2015, the Company’s tangible net worth was approximately $5.4 million, while the Company’s working capital was approximately $5.3 million.

LIQUIDITY AND CAPITAL RESOURCES

YEAR ENDED DECEMBER 31, 2014 COMPARED TO YEAR ENDED DECEMBER 31, 2013

On December 31, 2014 we had working capital of $2.1 million including $138 thousand in cash and cash equivalents.  On December 31, 2013 we had working capital of $2.3 million including $55 thousand in cash and cash equivalents. Our current ratio at December 31, 2014 was 2.1 compared to 2.8 at December 31, 2013.  The primary reasons for the change in current ratio were Zoom’s increase in bank debt of $522 thousand, offset by an increase in net receivables of $136 thousand.

To conserve cash and manage our liquidity, we have implemented cost-cutting initiatives including the reduction of employee headcount and overhead costs. On December 31, 2014 we had a headcount of 24 compared to 28 as of December 31, 2013. As of February 27, 2015 we had 24 full-time and part-time employees, and 2 consultants, one in sales and one in information systems that was not included in our headcount.  We plan to continue to assess our cost structure as it relates to our revenues and cash position, and we may make further reductions if the actions are deemed necessary.

On December 18, 2012, the Company entered into a Financing Agreement with Rosenthal & Rosenthal, Inc. (the “Financing Agreement”). The Financing Agreement provided for up to $1.75 million of revolving credit, subject to a borrowing base formula and other terms and conditions as specified in the Financing Agreement. The Financing Agreement continued until November 30, 2014 and from year to year thereafter, unless sooner terminated by either party as specified in the Financing Agreement. The Lender shall have the right to terminate the Financing Agreement at any time by giving the Company sixty days’ prior written notice. Borrowings are secured by all of the Company assets including intellectual property. The Loan Agreement contained several covenants, including a requirement that the Company maintain tangible net worth of not less than $2.5 million and working capital of not less than $2.5 million. On March 25, 2014, the Company entered into an amendment to the Financing Agreement (the “Amendment”) with an effective date of January 1, 2013.  The Amendment clarified the definition of current assets in the Financing Agreement, reduced the size of the revolving credit line to $1.25 million, and revised the financial covenants so that Zoom is required to maintain tangible net worth of not less than $2.0 million and working capital of not less than $1.75 million.

On December 31, 2014 Zoom was in compliance with the covenants of the Financing Agreement with Rosenthal & Rosenthal, Inc.

During the nine months ended September 30, 2015, there were no material changes to our capital commitments and contractual obligations from those disclosed in our Form 10-K for the year ended December 31, 2014.

The following table summarizes our contractual obligations, including debt and operating leases at December 31, 2014 (in thousands):

OBLIGATIONS	TOTAL (1)	WITHIN 1 YEAR	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Current Financing Agreement obligations(1)	$841	$841	$—	$—	$—
Long-term debt obligations	—	—	—	—	—
Interest	—	—	—	—	—
Operating lease obligations(2)	227	227	—	—	—

Total contractual cash obligations	$1,068	$1,068	$—	$—	$—

(1)
As of December 31, 2014, the Company had $840,585 in current outstanding obligations under our Financing Agreement with Rosenthal & Rosenthal. The obligations are classified as current liabilities on Zoom’s balance sheet because they are secured by Zoom’s accounts receivable.

(2)
As of December 31, 2014, the Company’s estimated future minimum committed rental payments, excluding executory costs, under the operating leases described above to their expiration or the earliest possible termination date, whichever is sooner, are $227,200 for 2015. There are no future minimum committed rental payments that extend beyond 2015.

OFF BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, financings or other relationships other than our operating leases. In 2006 the Company entered into a maquiladora agreement with North American Production Sharing, Inc (NAPS). This agreement provides that NAPS provide certain personnel and other services for a production facility in Mexico on our behalf. Any related assets, liabilities, or expenses are reported in the accompanying financial statements.  In August 2015 Zoom amended its agreement with NAPS thereby extending it to 2019.

EFFECTS OF NEW ACCOUNTING PRONOUNCEMENTS

In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-15, "Presentation of Financial Statements —Going Concern" This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not expect a material impact to the Company's financial condition, results of operations or cash flows from the adoption of this guidance.

In June 2015, the FASB issued ASU No. 2015-10, "Technical Corrections and Improvements.” ASU 2015-10 clarifies various topics in the FASB Accounting Standards Codification. ASU 2015-10 is effective for the interim and annual periods ending after December 15, 2015. Early adoption is permitted. The Company does not expect a material impact to the Company’s financial condition, results of operations or cash flows from the adoption of this guidance.

In August 2015, the Financial Accounting Standards Board, (“FASB”) issued the Accounting Standards Update (“ASU”) No. 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”.   The amendments in this Update defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASC 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.  The Company does not expect a material impact to the Company's financial condition, results of operations or cash flows from the adoption of this guidance.

In November 2015, FASB issued guidance intended to simplify accounting for deferred taxes.  Beginning on January 1, 2017 including the interim periods following that date we will present all deferred tax balances as non-current.  Existing GAAP guidance requires us to record deferred tax balances as either current or non-current in accordance with the classification of the underlying attributes.  Early adoption is permitted.  We are still evaluating when we will adopt this guidance as we expect adoption will cause significant balance sheet reclassifications.

BUSINESS

Overview

Zoom Telephonics designs, produces, markets, sells, and supports Internet access and other communications-related products including cable modems, cable modem / routers, mobile broadband modems, DSL modems, and dial-up modems. Our primary objective is to build upon our position as a leading producer of Internet access devices sold through sales channels that include many of the largest US high-volume electronics retailers, and to take advantage of a number of trends in communications including higher data rates, increasing use of wireless technology for transmission of data, and increasing use of smartphones, tablets, and streaming media.

Broadband modems, especially cable modems, were Zoom’s highest revenue product category in 2014 and year-to-date 2015 representing 89% of our total sales. In response to demand for faster connection speeds and increased modem functionality, we have invested and continue to invest resources to advance our broadband modem product line.

Cable modems provide a high-bandwidth connection to the Internet through a cable-TV cable that connects to compatible equipment that is typically managed by the cable service provider. We began shipping cable modems during the year 2000. Our cable modem customers in the U.S., our largest market, are primarily retailers.

Our mobile broadband products provide or distribute a high-speed connection to the Internet that uses a cellular phone service provider’s network.  Zoom’s product line includes mobile broadband modems, mobile broadband routers, and mobile broadband modem/router combinations.

Our Asymmetric Digital Subscriber Line modems, known as ADSL modems or DSL modems, provide a high-bandwidth connection to the Internet through a telephone line that typically connects to compatible DSL equipment that is typically managed by the DSL service provider. Through the years Zoom® has shipped a broad line of DSL modems. Zoom’s primary DSL product today includes a DSL modem and a wireless-N router.

Our dial-up modems connect personal computers and other devices to the local telephone line for transmission of data, fax, voice, and other information. Our dial-up modems enable personal computers and other devices to connect to other computers and networks, including the Internet, at top data speeds up to 56,000 bits per second.  Zoom’s sales of dial-up modems, our largest source of revenues from the mid-eighties through 2010, are expected to continue their decline due to their relatively slow data speed.  Dial-up modems accounted for 18% of Zoom’s sales in 2013, 13% of Zoom’s sales in 2014, and 11% through third quarter of 2015.

Zoom’s product line also includes wireless products, including WiFi®-compatible wireless-N network products.  These products typically provide communication between devices that are within a quarter mile or less of each other, depending on the specific product.

Our principal executive offices are located at 207 South Street, Boston, MA 02111, and our telephone number is (617) 423-1072.

Available Information

Our Internet website address is www.zoomtel.com. Through our website we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. These SEC reports can be accessed through the investor relations section of our website.

EMPLOYEES

As of December 9, 2015, Zoom had 28 employees, 22 full-time, 5 who typically work four days per week and 1 who typically work three days per week. None of our employees is represented by a labor union. Our dedicated manufacturing personnel in Mexico are employees of our Mexican manufacturing service provider and not included in our headcount.

Employment by functional area as of June 18, 2015, is as follows:

Executive, Admin. & Finance	7
Manufacturing Oversight, Purchasing, Assembly, Packaging & Shipping	4
Research & Development & Quality Control	9
Sales, Marketing & Technical Support	8
Total	28

PRODUCTS

General

The vast majority of our products facilitate communication of data through the Internet. Our cable modems use the cable-TV cable and our DSL modems use the local telephone line to provide a high-speed link to the Internet. Our mobile broadband modems use a cellular service provider’s network to provide a high-speed link to the network.  Our dial-up modems link computers, point-of-purchase terminals, or other devices to each other through the traditional telephone network, sometimes using the Internet. Our wireless-N network products may communicate with a broadband modem for access to the Internet, and they may also be used for local area network communications.  Our new Connected Home products will connect wireless sensors and controls to users through the Internet..

Cable Modems

We have obtained CableLabs® certification for our currently marketed cable modems, and these cable modems have also received a number of cable service provider certifications. The lengthy, expensive, and technically challenging certification process has been and continues to be a significant barrier to entry.

Zoom sells cable modems to electronics retailers and cable service providers. Sales through the retail channel have been handicapped by a number of factors, including the fact that most cable service providers offer cable modems with their service and the fact that some cable service providers, the largest of whom is currently the fourth largest service provider Charter, have not provided a monthly savings to a customer who purchases his own modem rather than renting it from the cable service provider.  However, Zoom has significant cable modem sales through retailers, often to end-users who want to eliminate a monthly cable modem rental charge from their service provider.

During 2014 Zoom’s cable modem revenues were primarily from three types of cable modems, all supporting DOCSIS 3.0 with 8 downstream channels and 4 upstream channels.  One of these products was a cable modem bridge, one included an N300 wireless-N router, and one included an AC1900 wireless-AC router.  Zoom continues to develop cable modem products, and Zoom anticipates introducing DOCSIS 3.0 cable modems with 16 downstream channels to provide higher speeds and more flexibility for the cable service providers.

In May 2015 we entered into an agreement to license certain Motorola brand trademarks owned by Motorola Trademark Holdings, LLC. From January 1, 2016 through December 31, 2020 we will be authorized to manufacture, sell and market consumer cable modem products in the United States and Canada through certain authorized sales channels using such trademarks.

DSL Modems

Our DSL modems incorporate the ADSL standards that are currently most popular worldwide, including ADSL2/2+, G.dmt, G.Lite, and ANSI T1.413 issue 2. Zoom currently sells one type of ADSL modem, which has an integrated wireless-N 4-port router using Broadcom IC technology.

Mobile Broadband Modems and Routers

During the second half of 2009 Zoom began shipping its first mobile broadband products, mobile broadband modems and wireless-N routers.  Zoom’s mobile broadband modems currently support AT&T, T-Mobile, and the majority of cellular service providers worldwide who use the GSM standard for voice and data.   Zoom’s mobile broadband wireless-N desk and travel routers allow someone to plug in a mobile broadband GSM modem or phone for Internet access, and to share that Internet access with computers, phones, and other devices with wireless-G or wireless-N capability.  In late 2010 Zoom expanded its mobile broadband line to include a modem with a top download speed of 14.4 Mbps, and to include the We3G portable modem/router.  In 2012 Zoom began shipping a mobile broadband modem/router that includes a voice port into which someone can plug a telephone to make and receive voice calls.  Zoom’s sales of mobile broadband modems and routers are currently small, but Zoom is working on new products that could significantly increase Zoom’s mobile broadband product sales.  These products are either certified or in the certification process with major service providers such as AT&T and Verizon, and some will include the ability to sense things like temperature, humidity, and motion.

Dial-Up Modems

We have a broad line of dial-up modems with top data speeds up to 56,000 bps, available in external and internal models. Many of our external modems are designed to work with almost any terminal or computer, including Windows computers, the Apple Macintosh, Linux computers, and other computers. PC-oriented internal modems are designed primarily for installation in the PCI slot, PCI-E slot, or PC card slot of IBM PC-compatibles. Embedded internal modems are designed to be embedded in PCs dedicated to a specific application, such as point-of-purchase terminals, kiosks, and set-top boxes. We sell and market dial-up modems under the Zoom® and Hayes® names, and also sell them unbranded or under a private-label brand specific to a particular high-volume account.

Wireless Local Area Networking

In 2005 Zoom began shipping DSL modems with Wireless-G local area network capability.  In 2009 Zoom began shipping products that incorporate the extended range and higher data rate associated with the 802.11n wireless standard.  Those products currently include wireless-N adapters and routers, and in some cases the wireless router is integrated with a cable modem or DSL modem as discussed above.  Two of the wireless-N routers work with certain mobile broadband USB modems and smartphones, and a third wireless-N router includes a mobile broadband modem.  Our line also includes a mobile broadband modem/router combination with a voice port.

Wireless Connected Home Products

“Connected Home” products typically allow monitoring and/or control of sensors and actuators in the home through a smartphone or some other Internet-connected device.  Zoom has developed significant technology in this area, but Zoom still does not ship this type of product in volume.  Zoom remains committed to this area, and expects to ship Connected Home products in 2016.  Zoom believes that there is significant potential for this type of product, but that there will be significant competition and risk.  Zoom hopes to sell to some of its existing customers and to new customers.

 Products for Markets outside North America

Products for countries outside the US often differ from a similar product for the US due to different regulatory requirements, country-specific phone jacks and AC power adapters, and language-related specifics. As a result, the introduction of new products into markets outside North America can be costly and time-consuming.  In the past we received regulatory approvals for, and have sold our products in a number of countries, including the USA, the UK, Spain, Canada, Vietnam, and some Latin American countries. However, North American sales continue to be the majority of our overall sales, holding steady at 98% of our net sales in the third quarter of 2015 compared to 98% in the third quarter of 2014.  Sales outside North America represented only 2% of our total through the third quarter of 2015.

SALES CHANNELS

General

We sell our products primarily through high-volume retailers and distributors, Internet service providers, telephone service providers, value-added resellers, PC system integrators, and original equipment manufacturers ("OEMs"). We support our major accounts in their efforts to discern strategic directions in the market, to maintain appropriate inventory levels, and to offer a balanced selection of attractive products.

Relatively few customers have accounted for a substantial portion of the Company’s revenues.  In the third quarter of 2015, three customers accounted for 79% of our total net sales with our largest customer accounting for 48% of our net sales. In the first nine months of 2015, three customers accounted for 77% of the Company’s total net sales with our largest customer accounting for 46% of our net sales. At September 30, 2015, three customers accounted for 90% of our gross accounts receivable, with our largest customer representing 61% of our gross accounts receivable. In the third quarter of 2014, three customers accounted for 72% of our net sales with our largest customer accounting for 51% of our net sales. In the first nine months of 2014, three customers accounted for 73% of our total net sales with our largest customer accounting for 54% of our net sales.  At September 30, 2014 three customers accounted for 88% of our gross accounts receivable, with our largest customer representing 65% of our gross accounts receivable.

Distributors and Retailers outside North America

In markets outside North America we sell and ship our products primarily to distributors, retailers, and service providers. Our European high-volume retailers include Amazon, eBuyer, Media Markt, and others.  We believe sales growth outside North America will continue to require substantial additional investments of resources for product design and testing, regulatory approvals, native-language instruction manuals and software, packaging, sales support, and technical support. We have made this investment in the past for many countries, and we expect to make this investment for some countries and products in the future.

North American High-volume Retailers and Distributors

In North America we reach the retail market primarily through high-volume retailers. Our North American retailers include Best Buy, Micro Center, Staples, Wal-Mart, and many others including Amazon and other Web-focused retailers.

We sell significant quantities of our products through distributors, who often sell to corporate accounts, retailers, service providers, value-added resellers, equipment manufacturers, and other customers. Our North American distributors include customers D&H Distributing, Ingram Micro, and Tech Data.

Internet and Telephone Service Providers

In past years our sales have included DSL modems sold to DSL service providers in the U.S. and in some other countries. We plan to continue selling and supporting these customers. In addition, we will continue to offer some of our cable modem and mobile broadband products to service providers.

System Integrators and Original Equipment Manufacturers

Our system integrator and OEM customers sell our products under their own name or incorporate our products as a component of their systems. We seek to be responsive to the needs of these customers by providing on-time delivery of high-quality, reliable, cost-effective products with strong engineering and sales support. We believe that some of these customers also appreciate the improvement in their products' image due to use of a Zoom or Hayes brand modem.

Sales, Marketing and Support

Our sales, marketing, and support are primarily managed from our headquarters in Boston, Massachusetts. In North America we sell our Zoom, Hayes, and private-label dial-up modem products through Zoom's sales force and through commissioned independent sales representatives managed and supported by our own staff. Most service providers are serviced by Zoom's sales force. Worldwide technical support is primarily handled from our Boston headquarters.  In 2014 we closed our UK office to cut expenses, but we continue to have a sales agent based in the UK.

We believe that Zoom, Hayes, and Global Village are widely recognized brand names. We build upon our brand equity in a variety of ways, including cooperative advertising, product packaging, Web advertising, trade shows, and public relations.

We attempt to develop quality products that are user-friendly and require minimal support. We typically support our claims of quality with product warranties of one to two years, depending upon the product. To address the needs of end-users and resellers who require assistance, we have our own staff of technical support specialists.  They currently provide telephone support five days per week in English and, at some times, Spanish. Our technical support specialists also maintain a significant Internet support facility that includes email, firmware and software downloads, and the SmartFacts™ Q&A search engine.

Research and Development

Our research and development efforts are focused on developing new products, enhancing the capabilities of existing products, and reducing production costs. We have developed close collaborative relationships with certain of our ODM (Original Design Manufacturer) suppliers and component suppliers. We work with these partners and other sources to identify and respond to emerging technologies and market trends by developing products that address these trends. In addition, we purchase modems and other chipsets that incorporate sophisticated technology from third parties, thereby eliminating the need for us to develop this technology in-house. We also develop some products in-house, including some of our modems and our Connected Home product line.

The Company’s costs on research and development were  $1.1 million for 2014 and $918 thousand through the third quarter of 2015. As of the end of the third quarter of 2015 we had 9 employees engaged primarily in research and development. Our research and development team performs electronics hardware design and layout, mechanical design, prototype construction and testing, component specification, firmware and software development, product testing, foreign and domestic regulatory approval efforts, end-user and internal documentation, and third-party software selection and testing.

Manufacturing and Suppliers

Our products are currently designed for high-volume automated assembly to help assure reduced costs, rapid market entry, short lead times, and reliability. High-volume assembly typically occurs in China or Taiwan. Our contract manufacturers and original design manufacturers typically obtain some or all of the material required to assemble the products based upon a Zoom Telephonics Approved Vendor List and Parts List. Our manufacturers typically insert parts onto the printed circuit board, with most parts automatically inserted by machine, solder the circuit board, and test the completed assemblies. Final packaging is sometimes performed by the contract manufacturer. For the United States and many other markets, packaging is often performed at our manufacturing facilities in North America, allowing us to tailor the packaging and its contents for our customers immediately before shipping. We also perform circuit design, circuit board layout, and strategic component sourcing at our Boston headquarters facility. Wherever the product is built, our quality systems are used to help assure that the product meets our specifications.

In late 2006 we moved our North American manufacturing facility from Boston, Massachusetts to Tijuana, Mexico. While we continue to experience certain challenges associated with the Tijuana facility, including challenges relating to bringing products across the border between the U.S. and Mexico, the Tijuana facility runs smoothly.   We believe that this facility assists us in cost-effectively providing rapid response to the needs of our U.S. customers.

Historically we have used one primary manufacturer for a given design. We sometimes maintain back-up production tooling at a second manufacturer for our highest-volume products. Our manufacturers are normally adequate to meet reasonable and properly planned production needs; but a fire, natural calamity, strike, financial problem, or other significant event at an assembler's facility could adversely affect our shipments and revenues. Currently our business is distributed among a number of suppliers. However, in 2014 one supplier provided 86% of our purchased inventory.  In mid 2015, we changed our primary manufacturer to another party.  Therefore, as of the third quarter of 2015 these two suppliers counted together provided 84% of our purchased inventory. The loss of a key supplier, or a material adverse change in a key supplier’s business or in our relationship with a key supplier, could materially and adversely harm our business.  Should such an event occur, this supplier is replaceable.

Our products include a large number of parts, most of which are available from multiple sources with varying lead times. However, most of our products include a sole-sourced chipset as the most critical component of the product. The vast majority of our cable and DSL modem chipsets come exclusively from Broadcom.  Our dial-up modem chipsets come exclusively from Conexant.   Serious problems at Broadcom or Conexant, including long chipset lead-times, would significantly reduce Zoom’s shipments.

We have experienced delays in receiving shipments of modem chipsets in the past, and we may experience such delays in the future. Moreover, we cannot assure that a chipset supplier will, in the future, sell chipsets to us in quantities sufficient to meet our needs or that we will purchase the specified dollar amount of products necessary to receive concessions and incentives from a chipset supplier. An interruption in a chipset supplier's ability to deliver chipsets, a failure of our suppliers to produce chipset enhancements or new chipsets on a timely basis and at competitive prices, a material increase in the price of the chipsets, our failure to purchase a specified dollar amount of products or any other adverse change in our relationship with modem component suppliers could have a material adverse effect on our results of operations.

We are also subject to price fluctuations in our cost of goods. Our costs may increase if component shortages develop, lead-times stretch out, fuel costs rise, or significant delays develop due to labor-related issues.

We are also subject to the RoHS and CEC rules discussed above, which affect component sourcing, product manufacturing, sales, and marketing.

Competition

The Internet access and networking industries are intensely competitive and characterized by aggressive pricing practices, continually changing customer demand patterns, rapid technological advances, and emerging industry standards. These characteristics result in frequent introductions of new products with added capabilities and features, and continuous improvements in the relative functionality and price of modems and other communications products. Our operating results and our ability to compete could be adversely affected if we are unable to:

●	successfully and accurately anticipate customer demand;

●	manage our product transitions, inventory levels, and manufacturing processes efficiently;

●	distribute or introduce our products quickly in response to customer demand and technological advances;

●	differentiate our products from those of our competitors; or

●	otherwise compete successfully in the markets for our products.

Some of our primary competitors by product group include the following:

●
Cable modem competitors: Arris Systems, Cisco Systems (Linksys and Scientific Atlanta divisions), D-Link, Hon Hai Network Systems (formerly Ambit Microsystems), Netgear, SMC Networks, Technicolor and Ubee Interactive.

●	Dial-up modem competitors: Best Data, Hiro, Lite-On, Trendnet and US Robotics.

●
DSL modem competitors: 2Wire, 3Com, Actiontec, Airties, Asus, Aztech, Best Data, Cisco Systems (Linksys division), D-Link, Huawei, Netgear, Sagemcom (formerly Sagem), Siemens (formerly Efficient Networks), Techicolor, TP-Link, Westell, Xavi, and ZyXEL Communications.

●	Mobile broadband competitors: Cradlepoint, D-Link, Huawei, Multi-Link, Netgear, Novatel Wireless, Sierra Wireless, and ZTE.

●	Networking competitors: Belkin, Buffalo, Cisco Systems (Linksys division), D-Link, Netgear, TP-Link and Trendnet.

Many of our competitors and potential competitors have more extensive financial, engineering, product development, manufacturing, and marketing resources than we do.

The principal competitive factors in our industry include the following:

●	product performance, features, reliability and quality of service;

●	price;

●	brand image;

●	product availability and lead times;

●	size and stability of operations;

●	breadth of product line and shelf space;

●	sales and distribution capability;

●	technical support and service;

●	product documentation and product warranties;

●	relationships with providers of broadband access services; and

●	certifications evidencing compliance with various industry standards.

We believe we are able to provide a competitive mix of the above factors for our products, particularly when they are sold through retailers, computer product distributors, and small to medium sized Internet service providers, and system integrators. We are less successful in selling directly to large telephone companies and other large providers of broadband access services.

Cable, DSL, and mobile broadband modems transmit data at significantly faster speeds than dial-up modems. DSL and cable, however, typically require a more expensive Internet access service. In addition, the use of DSL and cable modems is currently impeded by a number of technical and infrastructure limitations. We have had some success in selling to smaller phone companies and to Internet service providers, but we have not sold significant quantities to large phone companies or to large cable service providers.

Successfully penetrating the broadband modem market presents a number of challenges, including:

●	the current limited retail market for broadband modems;

●	the relatively small number of cable, telecommunications and Internet service providers that make up the majority of the market for broadband modems in the USA, our largest market;

●	the significant bargaining power and market dominance of these large volume purchasers;

●	the time-consuming, expensive and uncertain approval processes of the various cable and DSL service providers; and

●	the strong relationships with service providers enjoyed by some incumbent equipment providers, including Motorola and Cisco Systems for cable modems and Huawei for DSL and mobile broadband modems.

Intellectual Property Rights

We rely primarily on a combination of copyrights, trademarks, trade secrets and patents to protect our proprietary rights. We have trademarks and copyrights for our firmware (software on a chip), printed circuit board artwork, instructions, packaging, and literature. We also have six active patents that expire between years 2015 and 2029. We cannot assure that any patent application will be granted or that any patent obtained will provide protection or be of commercial benefit to us, or that the validity of a patent will not be challenged. Moreover, we cannot assure that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop comparable or superior technologies.

We license certain trademarks and certain technologies used in our products, typically rights to bundled software, on a non-exclusive basis. In addition we purchase chipsets that incorporate sophisticated technology. We have received, and may receive in the future, infringement claims from third parties relating to our products and technologies. We investigate the validity of these claims and, if we believe the claims have merit, we respond through licensing or other appropriate actions. Certain of these past claims have related to technology included in modem chipsets. We forwarded these claims to the appropriate vendor. If we or our component manufacturers were unable to license necessary technology on a cost-effective basis, we could be prohibited from marketing products containing that technology, incur substantial costs in redesigning products incorporating that technology, or incur substantial costs defending any legal action taken against it. Where possible we attempt to receive patent indemnification from chipset suppliers and other appropriate suppliers, but the extent of this coverage varies and enforcement of this indemnification may be difficult and costly.

In May 2015 we entered into an agreement to license certain Motorola® brand trademarks for consumer cable modem products in the United States and Canada through certain authorized sales channels using such trademarks from January 1, 2016 through December 31, 2020.

Government Regulation

Regulatory Approvals, Certifications and Other Industry Standards

Our modems and related products sold in the U.S are required to meet United States government regulations, including regulations of the United States Federal Communications Commission, known as the FCC, which regulates equipment, such as modems, that connects to the public telephone network. The FCC also regulates the electromagnetic radiation and susceptibility of communications equipment. In addition, in order for our broadband products to be qualified for use with a particular broadband Internet service, we are often required to obtain approvals and certifications from the actual cable, telephone or Internet service provider and from CableLabs® for cable modems. In addition to U.S. regulations, many of our products sold abroad require us to obtain specific regulatory approvals from foreign regulatory agencies for matters such as electrical safety, country-specific telecommunications equipment requirements, and electromagnetic radiation and susceptibility requirements. We submit products to accredited testing laboratories and, when required, to specific foreign regulatory agencies, to receive approvals for our products based on the test standards appropriate to the target markets for a given product. We expect to continue to seek and receive approvals for new products to allow us to reach a large number of countries throughout the world, including countries in the Americas, Europe, Asia, and Africa. The regulatory process can be time-consuming and can require the expenditure of substantial resources. We cannot assure that the FCC or foreign regulatory agencies will grant the requisite approvals for any of our products on a timely basis, if at all.

United States and foreign regulations regarding the manufacture and sale of electronics devices are subject to change. On July 1, 2006 changes were implemented by the European Union to reduce the use of hazardous materials, such as lead, in electronic equipment. As discussed above, the implementation of these requirements caused Zoom and other electronics companies to change or discontinue many of its European products. As discussed above, the California Energy Commission’s Appliance Efficiency Regulations will affect the power cube supplied with some of Zoom’s US products.

In addition to reliability, quality and content standards, the market acceptance of our products and services is dependent upon the adoption of industry standards so that products from multiple manufacturers are able to communicate with each other. Our products and services, particularly our VoIP products and services, rely heavily on a variety of communication, network and voice compression standards to interoperate with other vendors' equipment. There is currently a lack of agreement among industry leaders about which standard should be used for a particular VoIP application, and about the definition of the standards themselves. There is significant and growing consensus to use SIP for VoIP telephony, but there are important exceptions. One exception is Skype, which uses a proprietary protocol. Another exception is Packet Cable, which is popular with cable service providers. Another complication is that some VoIP services continue to evolve. The failure of our products and services to comply with various existing and evolving standards could delay or interrupt volume production of our VoIP telephony or other new products and services, expose us to fines or other imposed penalties, or adversely affect the perception and adoption rates of our products and services, any of which could harm our business.

 PROPERTIES

Since 1983 our headquarters has been near South Station in downtown Boston at 201-207 South Street.  In November 2014 we signed a one year lease with five one year renewal options thereafter for a 11,390 square foot facility in Tijuana Mexico.

 LEGAL PROCEEDINGS

Lawsuits may occur in the ordinary course of business. The Company evaluates such lawsuits and proceedings on a case-by-case basis, and its policy is to vigorously contest any such claims that it believes are without merit.

On January 30, 2015, Wetro LAN LLC ("Wetro LAN") filed a complaint against the Company alleging infringement of U.S. Patent No. 6,795,918 (“the ’918 patent”). The ’918 patent is titled “Service Level Computer Security.” Wetro LAN alleges that the Company’s wireless routers, including its Model 4501 Wireless-N Router, infringe the '918 patent. The case is in its early stages and a date for the scheduling conference has not yet been set.

BOARD OF DIRECTORS AND MANAGEMENT

Information Regarding the Board of Directors

The Board of Directors currently consists of six members. At each meeting of stockholders, Directors are elected for a one-year term. The following table and biographical descriptions set forth information regarding the current members of the Board of Directors.

Name	Age	Principal Occupation	Director Since
Frank B. Manning	67	Chief Executive Officer, President and Chairman of the Board of Zoom Telephonics, Inc.	1977
Peter R. Kramer(2), (3)	64	Artist	1977
Robert Crowley(1),(3)	76	Financial Consultant	2014
Joseph J. Donovan(1), (2), (3)	66	Adjunct Professor at Suffolk University's Sawyer School of Management	2005
Philip Frank	44	Chief Financial Officer of Zoom Telephonics, Inc.	2015
George Patterson(1), (2)	40	Investment Banker	2015

(1)      Current members of the Audit Committee effective November 2, 2015.  Chair, Robert Crowley.
(2)     Current members of the Compensation Committee effective November 2, 2015.  Chair, Peter Kramer.
(3)    Current members of the Nominating Committee effective November 2, 2015.  Chair, Joseph Donovan.

Frank B. Manning is a co-founder of our company. Mr. Manning has been our President, Chief Executive Officer, and a Director since May 1977. He has served as our chairman of the board since 1986. He earned his BS, MS and PhD degrees in Electrical Engineering from the Massachusetts Institute of Technology, where he was a National Science Foundation Fellow. From 1998 through late 2006 Mr. Manning was also a director of the Massachusetts Technology Development Corporation, a public purpose venture capital firm that invests in seed and early-stage technology companies in Massachusetts. Mr. Manning is the brother of Terry Manning, our vice president of sales and marketing. From 1999 to 2005 Mr. Manning was a Director of Intermute, a company that Zoom co-founded and that was sold to Trend Micro Inc., a subsidiary of Trend Micro Japan. Mr. Manning was a Director of Unity Business Networks, a hosted VoIP service provider, from Zoom's investment in July 2007 until Unity’s acquisition in October 2009. Mr. Manning was also a director of Zoom Technologies, Inc. until November 2010. Mr. Manning’s extensive experience as our Chief Executive Officer, as well as his overall experience and professional skills in electronics and business, enable him to capably serve as Chairman of Zoom’s Board of Directors.

Peter R. Kramer is a co-founder of Zoom and has been a Director of Zoom since May 1977. Mr. Kramer also served as our Executive Vice President from May 1977 until November 2009.  Mr. Kramer retired from his position as our Executive Vice President in November 1999 and is currently an independent artist. He earned his B.A. degree in 1973 from SUNY Stony Brook and his Master’s in Fine Art degree from C.W. Post College in 1975. From 1999 to 2005 Mr. Kramer was a Director of Intermute, a company that Zoom co-founded and that was sold to Trend Micro Inc., a subsidiary of Trend Micro Japan. Mr. Kramer was a member of the Board of Directors of Zoom Technologies, Inc. from 1977 until September 2009. Mr. Kramer’s experience as our co-founder and as Executive Vice President with Zoom for over thirty years enables him to bring a well informed perspective to our Board of Directors.

Robert Crowley joined Zoom as a Director in January 2014.  He has been Principal at Crowley Capital Strategies since he founded the company in 2011.  Crowley Capital Strategies is a consulting company that works with early stage companies, helping them to develop their business models and financial strategies. Previously, Mr. Crowley was President of Massachusetts Technology Development Corporation. (MTDC). He had been associated with MTDC since its inception in 1978, serving as Executive Vice President and Chief Investment Officer until becoming President in 2002. Over the span of Mr. Crowley’s time with MTDC, the firm invested $115 million in 126 companies including Zoom Telephonics. Mr. Crowley is currently Chairman of the SBANE (Smaller Business Association of New England) Educational Center. He is a former Chairman of the MIT Enterprise Forum, and a former Chairman of SBANE. Mr. Crowley has spent most of his career in finance, initially as a commercial banker with The Shawmut Bank. He earned a BA from Fairfield University and an MBA from Boston College.  Mr. Crowley’s extensive experience with business and finance, particularly for smaller companies, enables him to capably serve on our board of directors.

Joseph J. Donovan has been a Director of Zoom since 2005. From March 2004 through September 2009 Mr. Donovan served as the Director of Education Programs of Suffolk University's Sawyer School of Management on the Dean College campus, where he was responsible for the administration of undergraduate and graduate course offerings at Dean College. Mr. Donovan serves as an adjunct faculty member at Suffolk University's Sawyer School of Management. He teaches Money and Capital Markets, Managerial Economics, and Managerial Finance in the Graduate School of Business Administration at Suffolk University. Mr. Donovan served as the Director of Emerging Technology Development for the Commonwealth of Massachusetts' Office of Emerging Technology from January 1993 through October 2004. Mr. Donovan also served as a Director of the Massachusetts Technology Development Corporation, the Massachusetts Emerging Technology Development Fund, and the Massachusetts Community Development Corporation. He received a Bachelor of Arts in Economics and History from St. Anselm College in Manchester, N.H. and a Master's Degree in Economics and Business from the University of Nebraska. Mr. Donovan was a member of the Board of Directors of Zoom Technologies, Inc. from 2005 until September 2009. Mr. Donovan adds a unique perspective to our Board of Directors which he gained through his experience both as an educator and a leader in the Massachusetts high technology community.

Philip Frank has been a Director of Zoom since September 28, 2015.  On October 14, 2015, Mr. Frank joined Zoom as Chief Financial Officer.  Mr. Frank is a technology executive with over 20 years of experience. For the past ten years he worked for the Nokia Corporation’s Networks business, formerly Nokia Siemens Networks, based in London, UK.  At Nokia Networks Mr. Frank was most recently the Global Head of Corporate Development and M&A.  Earlier in his career Mr. Frank was an executive with AT&T Wireless prior to its sale to Cingular, as well as having worked with global advisory firms Diamond Technology Partners and Accenture.  He received a Master’s in Business Administration from the University of Michigan.

George Patterson has been a Director of Zoom since September 28, 2015.  Mr. Patterson is currently an investment banker at CODE Advisors, a technology and media focused boutique financial services firm headquartered in San Francisco with offices in London and New York.  From July 2013 to July 2015, he served as the Co-Head of Software, Systems and Solutions Investment Banking at Barclays Investment Bank, based in New York. From January 2009 to June 2013, Mr. Patterson was Head of Technology Investment Banking, EMEA for Barclays, based in London. Prior to Barclays' acquisition of Lehman Brothers’ North American operations in 2008, he worked in the Technology investment banking group at Lehman Brothers, which he joined in 2000. During his tenure as an investment banker, Mr. Patterson has worked on a wide variety of equity, fixed income and M&A transactions for many corporate and institutional clients across the technology ecosystem in North America, EMEA and the Asia Pacific.

Our Other Executive Officers

The names and biographical information of our executive officers as of December 31, 2014, who are not members of our Board of Directors, are set forth below:

Name	Age	Position with Zoom

Terry J. Manning	63	Vice President of Sales and Marketing

Deena Randall	61	Vice President of Operations

Terry J. Manning joined us in 1984 and served as corporate communications director from 1984 until 1989, when he became the director of sales and marketing. Terry Manning is Frank Manning's brother. Terry Manning earned his BA degree from Washington University in St. Louis in 1974 and his MPPA degree from the University of Missouri at St. Louis in 1977.

Deena Randall joined us in 1977 as our first employee. Ms. Randall has served in various senior positions within our organization and has directed our operations since 1989. Ms. Randall earned her BA degree from Eastern Nazarene College in 1975.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table sets forth the total compensation paid or accrued for the fiscal years ended December 31, 2013 and December 31, 2014 for our principal executive officer and our other two most highly compensated executive officers who were serving as executive officers on December 31, 2013. We refer to these officers as our named executive officers.

Name and Principal Position	Year	Salary	Option Awards (1)	All Other Compensation (2)	Total
Frank B. Manning, Chief Executive Officer	2014 2013	$129,272 $129,272	$0 $4,622	$1,607 $13,108	$130,879 $142,380
Deena Randall Vice President of Operations	2014 2013	$116,490 $119,451	$0 $4,160	$536 $536	$117,026 $124,147
Terry J. Manning Vice President of Sales and Marketing	2014 2013	$123,500 $123,500	$0 $3,698	$529 $529	$124,029 $127,727

(1)
The amounts included in the “Option Awards” column reflect the aggregate grant date fair value of option awards in accordance with FASB ASC Topic 718, pursuant to the 2009 Stock Option Plan. Assumptions used in the calculations of these amounts are included in Note 7 to our Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2014. These options are incentive stock options issued under the 2009 Stock Option Plan and represent the right to purchase shares of Common Stock at a fixed price per share (the grant date fair market value of the shares of Common Stock underlying the options).

(2)
The amounts included in the “All Other Compensation” column for 2014, consists of: (a) life insurance premiums paid by Zoom to the named executive officer: Mr. Frank B. Manning $1,257, Mr. Terry Manning $179 and Ms. Randall $186; (b) Zoom’s contribution to a 401(k) plan of $350 for each named executive officer; and (c) a reduced salary for Ms. Randall in 2014 due to her choice of reducing her time worked at Zoom in 2014. For 2013, consists of: (a) life insurance premiums paid by Zoom to the named executive officer: Mr. Frank B. Manning $1,322, Mr. Terry Manning $179 and Ms. Randall $186; (b) Zoom’s contribution to a 401(k) plan of $350 for each named executive officer; (c) Mr. Frank B. Manning vacation payout of $11,436; and (d) a reduced salary for Ms. Randall in 2013 due to her choice of reducing her time worked at Zoom in 2013.

Outstanding Equity Interests

The following table sets forth information concerning outstanding stock options for each named executive officer as of December 31, 2014.

Outstanding Equity Awards at Fiscal Year-End

Name	Grant Date (1)	Number of Securities Underlying Unexercised Options		Option Exercise Price		Option Expiration Date
		Exercisable Options	Unexercisable Options
Frank B. Manning	03/02/2011 1/30/2013	55,000 150,000	-- --	$ $	0.48 0.25	03/02/2016 01/30/2018
Deena Randall	03/02/2011	50,000	--		$0.48	03/02/2016
	1/30/2013	135,000	--		$0.25	01/30/2018
Terry Manning	03/02/2011	45,000	--		$0.48	03/02/2016
	1/30/2013	120,000	--		$0.25	01/30/2018

(1)	The options granted on March 2, 2011 and on January 30, 2013 are vested in full.

Option Exercises

None of our named officers exercised stock options during the fiscal year ended December 31, 2014. Peter Kramer, Joseph Donovan and Deena Randall exercised options to puchase a total of 50,000 shares of common stock during the fiscal year ended December 31, 2015.

Employment, Termination and Change of Control Agreements

On December 8, 2009 Zoom entered into severance and change of control agreements with each of the named executive officers. The purpose of these arrangements is to encourage the named executive officers to continue as employees and/or assist in the event of a change-in-control of Zoom. Zoom has entered into agreements with each of the named executive officers formalizing the compensation arrangement described below.

Under the terms of each agreement, if a named executive officer is terminated by Zoom for any reason other than for cause, such named executive officer will receive severance pay in an amount equal to the greater of three months’ base salary or a number of weeks of base salary equal to the number of full years employed by Zoom divided by two and all outstanding stock options issued on or after September 22, 2009 held by the named executive officer will become immediately vested and will be exercisable for a period of up to 30 days after termination.

Under the terms of each agreement, each named executive officer will receive severance pay equal to six months’ base salary if (i) the named executive officer’s employment is terminated without cause within six months after a change-in-control, (ii) the named executive officer’s job responsibilities, reporting status or compensation are materially diminished and the named executive officer leaves the employment of the acquiring company within six months after the change-in-control, or (iii) Zoom is liquidated. In addition, in the event of a change-in-control or liquidation of Zoom, outstanding stock options granted to the named executive officer on or after September 22, 2009 will become immediately vested.

Potential Termination and Change-in Control Payments

As of December 31, 2014 in the event a named executive officer is terminated by Zoom for any reason other than cause or a change-in-control or liquidation of Zoom, the named executive officer would receive the following cash payments: Mr. Frank Manning $47,234; Ms. Randall $46,903 and Mr. Terry Manning $36,813. These amounts represent the greater of three months salary or the number of weeks of base salary equal to the number of years employed by Zoom divided by two. In the event of termination as a result of a change-in-control or liquidation, the named executive officers would receive the following cash payments: Mr. Frank Manning $64,636; Ms. Randall $64,183 and Mr. Terry Manning $61,750. These amounts represent six months’ base salary. In the event of either termination of employment, all options held by the named executive officers that were issued on or after September 22, 2009 would become immediately vested.

Director Compensation

The following table sets forth information concerning the compensation of our Directors who are not named executive officers for the fiscal year ended December 31, 2014.

Name	Fees Earned or Paid in Cash	Option Awards (1)(2)(3)	All Other Compensation	Total
J. Ronald Woods (4)	$150	$301	−	$451
Robert Crowley (5)	$2,000	$639	−	$2,639
Bernard Furman (6)	$700	$301	−	$1,001
Joseph J. Donovan	$2,000	$639	−	$2,639
Peter R. Kramer	$2,000	$639	−	$2,639

(1)
The amounts included in the “Option Awards” column reflect the aggregate grant date fair value of option awards in accordance with FASB ASC Topic 718, pursuant to the 2009 Directors Stock Option Plan. Assumptions used in the calculations of these amounts are included in Note 7 to our Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2014. These options are non-qualified stock options issued under the 2009 Directors Stock Option Plan and represent the right to purchase shares of Common Stock at a fixed price per share (the grant date fair market value of the shares of Common Stock underlying the options).

(2)	As of December 31, 2014, each non-employee Director holds the following aggregate number of shares under outstanding stock options:

Name	Number of Shares Underlying Outstanding Stock Options
Robert Crowley	15,000
Joseph J. Donovan	75,000
Peter R. Kramer	75,000

(3)	The number of shares underlying stock options granted to each non-employee Director in 2014 and the grant date fair market value of such stock options is:

Name	Grant Date	Number of Shares underlying Stock Options Grants in 2014	Grant Date Fair Value of Stock Option Grants in 2014
Bernard Furman	01/10/14	7,500		$301
J. Ronald Woods	01/10/14	7,500		$301
Robert Crowley	01/28/14 07/10/14	7,500 7,500	$ $	301 338
Joseph J. Donovan	01/10/14 07/10/14	7,500 7,500	$ $	301 338
Peter R. Kramer	01/10/14 07/10/14	7,500 7,500	$ $	301 338

(4)	On January 27, 2014, Mr. J. Ronald Woods retired from the Board of Directors of Zoom Telephonics, Inc. He no longer holds the grant awarded in 2014.
(5)	On January 28, 2014, Mr. Robert Crowley joined the Board of Directors of Zoom Telephonics, Inc. replacing Mr. J. Ronald Woods.
(6)	On May 5, 2014, Mr. Bernard Furman passed away and is therefore no longer on the Board of Directors of Zoom Telephonics, Inc. He no longer holds the grant awarded in 2014.

Each non-employee Director of Zoom receives a fee of $500 per quarter plus a fee of $500 for each meeting at which the Director is personally present. Travel and lodging expenses are also reimbursed.

Each non-employee Director of Zoom may be granted stock options under Zoom's 2009 Directors Stock Option Plan, as amended (the "Directors Plan"). The Directors Plan provides in the aggregate that 700,000 shares of Common Stock (subject to adjustment for capital changes) may be issued upon the exercise of options granted under the Directors Plan. The exercise price for the options granted under the Directors Plan is the fair market value of the Common Stock on the date the option is granted. During 2014 Messrs. Crowley, Donovan and Kramer each received options to purchase 15,000 shares of Common Stock at a weighted average exercise price of $0.13 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Item 404(d) of Regulation S-K requires us to disclose in our proxy statement any transaction in which the amount involved exceeds the lesser of (i) $120,000, or (ii) one percent of the average of Zoom’s total assets at year end for the last two completed fiscal years, in which Zoom is a participant and in which any related person has or will have a direct or indirect material interest. A related person is any executive officer, Director, nominee for Director, or holder of 5% or more of our common stock, or an immediate family member of any of those persons.

Each of Frank Manning, Zoom’s President, Chief Executive Officer and Chairman of the Board, and Peter Kramer, a Director of Zoom, participated in the private placement of Common Stock of Zoom which was completed in September 2015.

Other than the transactions included above, since January 1, 2013, Zoom has not been a participant in any transaction that is reportable under Item 404(d) of Regulation S-K.

Policies and Procedures Regarding Review, Approval or Ratification of Related Person Transactions

In accordance with our Audit Committee charter, our Audit Committee is responsible for reviewing and approving the terms of any related party transactions. Therefore, any material financial transaction between Zoom and any related person would need to be approved by our Audit Committee prior to us entering into such transaction.

DIRECTOR INDEPENDENCE

The Board of Directors has reviewed the qualifications of Messrs. Donovan, Crowley and Patterson and has determined that each individual is "independent" as such term is defined under the current listing standards of the Nasdaq Stock Market. In addition, each member of the Audit Committee is independent as required under Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Zoom's Common Stock as of December 08, 2015 by (i) each person who is known by Zoom to own beneficially more than five percent (5%) of Zoom's outstanding Common Stock, (ii) each of Zoom's Directors and named executive officers, as listed below in the Summary Compensation Table under the heading "Executive Compensation", and (iii) all of Zoom's current Directors and executive officers as a group.

On December 8, 2015 there were 13,441,803  issued and outstanding shares of Zoom's Common Stock. Unless otherwise noted, each person identified below possesses sole voting and investment power with respect to the shares listed. The information contained in this table is based upon information received from or on behalf of the named individuals or from publicly available information and filings by or on behalf of those persons with the SEC.

Name (1)	Number of Shares Beneficially Owned	% of Common Stock

Manchester Management Company LLC(2) 3 West Hill Place Boston, MA 02114	4,285,714	31.9%

T. Pat Manning(3) 6 Bellerive Country Club Grounds Town and Country, MO 63141	1,295,376	9.6%

SF Investors LP(4) 8 South Acres Road Plattsburgh, NY 12901-3719	833,740	6.2%

Frank B. Manning(5)	1,571,562	11.5%

Peter R. Kramer(6)	337,429	2.5%

Robert Crowley(7)	30,140	*

Joseph J. Donovan(8)	83,500	*

Philip Frank(9)	30,000	*

George Patterson(10)	30,000	*

Terry J. Manning(11)	199,342	1.5%

Deena Randall(12)	197,500	1.5%

All current directors and Executive
Officers as a group (8 persons) (13)	2,336,616	16.4%

*Less than one percent of shares outstanding.

(1)        Unless otherwise noted: (i) each person identified possesses sole voting and investment power over the shares listed; and (ii) the address of each person identified is c/o Zoom Telephonics, Inc., 207 South Street, Boston, MA 02111.
(2)        Information is based on a Schedule 13D filed by Manchester Management Co LLC on September 27, 2015.  It includes the following stockholders
Manchester Explorer, L.P. in the amount of 2,857,143 shares, JEB Partners, L.P. in the amount of 1,142,857 shares, James E. Besser in the amount of 142,857 shares and Morgan C. Frank in the amount of 142,857 shares totaling 1,295,376.  In all cases the address listed in the above table applies to all stockholders other than Morgan C. Frank whose address is: 1398 Aerie Drive, Park City, UT 84060.
(3)        Information is based on a Form 4 filed by T. Pat Manning on August 4, 2015.
(4)        Information is based on a Schedule 13G filed by SF Investors LP on May 12, 2015.
(5)        Includes 223,750 shares that Mr. Frank B. Manning has the right to acquire upon exercise of outstanding stock options exercisable within sixty (60) days after December 8, 2015. Includes 120,673 shares held by Mr. Frank B. Manning's daughter, as to which he disclaims beneficial ownership.
(6)        Includes 75,000 shares that Mr. Kramer has the right to acquire upon exercise of outstanding stock options exercisable within sixty (60) days after December 8, 2015.
(7)        Includes 30,000 shares the Mr. Crowley has the right to acquire upon exercise of outstanding stock options exercisable within sixty (60) days after December 8, 2015.
(8)        Includes 67,500 shares the Mr. Donovan has the right to acquire upon exercise of outstanding stock options exercisable within sixty (60) days after December 8, 2015.
(9)        Includes 30,000 shares that Mr. Philip Frank has the right to acquire upon exercise of outstanding stock options exercisable within sixty (60) days after December 8, 2015.
(10)      Includes 30,000 shares that Mr. George Patterson has the right to acquire upon exercise of outstanding stock options exercisable within sixty (60) days after December 8, 2015.
(11)      Includes 180,000 shares that Mr. Terry Manning has the right to acquire upon exercise of outstanding stock options exercisable within sixty (60) days after December 8, 2015.
(12)      Includes 197,500 shares that Ms. Randall has the right to acquire upon exercise of outstanding stock options exercisable within sixty (60) days after December 8, 2015.
(13)      Includes an aggregate of 833,750 shares that the current directors and named executive officers listed above have the right to acquire upon exercise of outstanding stock options exercisable within sixty (60) days after December 8, 2015.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized under Delaware law to issue up to 25,000,000 shares of common stock and 2,000,000 shares of preferred stock. As of December 20, 2015, there were 13,466,303 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Each share of common stock has the same relative rights and is identical in all respects with every other share of stock. Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of common stock and is not permitted to cumulate votes in the election of our directors. Holders of our common stock do not possess any dividend or liquidation rights. Holders of our common stock have no redemption, conversion or preemptive rights to purchase or subscribe for our securities.

Shares of our common stock are traded over-the-counter and sales are reported on the OTCQB under the symbol “ZMTP.”

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by Morse, Barnes-Brown & Pendleton, P.C.

EXPERTS

The balance sheets as of December 31, 2013 and December 31, 2014, and the related statements of operations, and comprehensive income (loss), stockholders’ equity and cash flows for the years then ended included in this registration statement, have been audited by Marcum LLP, an Independent Registered Public Accounting Firm, as set forth in their report thereon and included in this registration statement in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s public reference room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

Our common stock is traded in the over-the-counter market and is quoted on the OTCQB under the symbol “ZMTP.” Our website is located at http://www.zoomtel.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

In so far as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In addition, indemnification may be limited by state securities laws.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Annual Audited Financial Statements of Zoom Telephonics, Inc.:

Interim Unaudited Financial Statements of Zoom Telephonics, Inc.:

Condensed Balance Sheets as of December 31, 2014 and September 30, 2015 (Unaudited)	F-19
Condensed Statements of Operations and Comprehensive Income (Loss) for the three months and nine months ended September 30, 2014 and 2015 (Unaudited)	F-20
Condensed Statements of Cash Flows for the nine months ended September 30, 2014 and 2015 (Unaudited)	F-21
Notes to Condensed Financial Statements	F-22 – F-25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and Stockholders of
Zoom Telephonics, Inc:

We have audited the accompanying balance sheets of Zoom Telephonics, Inc. (the “Company”) as of December 31, 2014 and 2013, and the related statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zoom Telephonics, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum LLP

MARCUM LLP Boston, Massachusetts March 24, 2015

ZOOM TELEPHONICS, INC.
 BALANCE SHEETS

	December 31,
	2013	2014
ASSETS
Current assets
Cash and cash equivalents	$55,393	$137,637
Accounts receivable, net of allowances of $640,456 at December 31, 2013 and $381,234 at December 31, 2014	1,674,812	1,811,006
Inventories	1,714,081	1,724,507
Prepaid expenses and other current assets	225,152	270,263
Total current assets	3,669,438	3,943,413

Equipment, net	51,025	67,142

Total assets	$3,720,463	$4,010,555

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Bank debt	$318,318	$840,585
Accounts payable	693,546	726,627
Accrued expenses	322,410	284,736
Total current liabilities	1,334,274	1,851,948

Total liabilities	1,334,274	1,851,948

Commitments and Contingencies (Note 6)

Stockholders' equity Common stock, $0.01 par value:
Authorized - 25,000,000 shares; issued and outstanding – 7,982,704 shares at December 31, 2013 and 2014	79,827	79,827
Additional paid-in capital	34,177,779	34,192,066
Accumulated deficit	(32,235,772)	(32,113,286)
Accumulated other comprehensive income (loss)	364,355	––
Total stockholders' equity	2,386,189	2,158,607
Total liabilities and stockholders' equity	$3,720,463	$4,010,555

See accompanying notes.

ZOOM TELEPHONICS, INC.
 STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2013 and 2014

	2013	2014
Net sales	$11,241,164	$11,901,339
Cost of goods sold	8,139,084	8,409,665
Gross profit	3,102,080	3,491,674

Operating expenses:
Selling	1,572,632	1,446,110
General and administrative	1,316,402	1,052,326
Research and development	919,722	1,132,791
	3,808,756	3,631,227
Operating profit (loss)	(706,676)	(139,553)

Other :
Interest income	39	33
Other income (expense), net	(354,403)	269,086
Total other income (expense), net	(354,364)	269,119

Income (loss) before income taxes	(1,061,040)	129,566

Income taxes (benefit)	3,944	7,080

Net income (loss)	$(1,064,984)	$122,486

Other comprehensive income (loss):
Foreign currency translation adjustments	(7,504)	(3,621)
Foreign currency translation recognition upon reclassification from accumulated other comprehensive income	––	(360,734)
Unrealized gain (loss) for the period	272,909	––

Total comprehensive income (loss)	$(799,579)	$(241,869)

Basic and diluted net income (loss) per share	$(0.14)	$0.02

Weighted average common and common equivalent shares:
Basic and Diluted	7,363,482	7,982,704

See accompanying notes.

ZOOM TELEPHONICS, INC.
 STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2013 and 2014

	Common Stock				Accumulated Other Comprehensive Income (Loss)
	Shares	Amount	Additional Paid In Capital	Accumulated Deficit		Total

Balance at January 1, 2013	6,973,704	$69,737	$33,904,003	$(31,170,788)	$98,950	$2,901,902

Net income (loss)	––	––	––	(1,064,984)	––	(1,064,984)
Total other comprehensive income (loss)	––	––	––	––	265,405	265,405
Stock rights offering (net of issuance costs of $33,843)	1,009,000	10,090	238,587	––	––	248,677
Stock based compensation	––	––	35,189	––	––	35,189
Balance at December 31, 2013	7,982,704	$79,827	$34,177,779	$(32,235,772)	$364,355	$2,386,189

Net income (loss)	––	––	––	122,486	––	122,486
Total other comprehensive income (loss)	––	––	––	––	(364,355)	(364,355)
Stock based compensation	––	––	14,287	––	––	14,287
Balance at December 31, 2014	7,982,704	$79,827	$34,192,066	$(32,113,286)	$––	$2,158,607

See accompanying notes.

ZOOM TELEPHONICS, INC.
 STATEMENTS OF CASH FLOWS
Years Ended December 31, 2013 and 2014

	2013	2014
Operating activities:
Net income (loss)	$(1,064,984)	$122,486

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock based compensation	35,189	14,287
Depreciation and amortization	9,777	9,048
Provision for accounts receivable allowances	(1,579)	574
Provision for inventory reserves	15,936	81,843
Reclassification out of Accumulated Other Comprehensive Income (Loss)	272,909	(360,734)
Changes in operating assets and liabilities:
Accounts receivable	290,544	(136,768)
Inventories	900,369	(92,269)
Prepaid expense and other current assets	35,105	(45,111)
Accounts payable and accrued expenses	(297,325)	(4,593)
Net cash provided by (used in) operating activities	195,941	(411,237)

Investing activities:
Purchases of property, plant and equipment	(34,757)	(25,165)
Proceeds from sale of marketable securities	39,983	––
Net cash provided by (used in) investing activities	5,226	(25,165)

Financing activities:
Proceeds from stock rights offering (net of issuance costs)	248,677	––
Net funds (to) from bank credit lines	(592,489)	522,267
Net cash provided by (used in) financing activities	(343,812)	522,267

Effect of exchange rate changes on cash	2,334	(3,621)

Net change in cash	(140,311)	82,244

Cash and cash equivalents at beginning of year	195,704	55,393

Cash and cash equivalents at end of year	$55,393	$137,637

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest	$68,128	$77,225
Income taxes	$3,944	$7,080

See accompanying notes.

ZOOM TELEPHONICS, INC.
Notes to Financial Statements
Years Ended December 31, 2013 and 2014

(1)           NATURE OF OPERATIONS

Zoom Telephonics, Inc. (the "Company") designs, produces, and markets broadband and dial-up modems and other communication-related products.

(2)           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of Presentation and Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those estimates. Significant estimates made by the Company include: 1) asset valuation allowances for accounts receivable (collectability and sales returns) and deferred income tax assets; 2) write-downs of inventory for slow-moving and obsolete items, and market valuations; 3) stock based compensation.

(b)  Cash and Cash Equivalents

All highly liquid investments with original maturities of less than 90 days from the date of purchase are classified as cash equivalents. Cash equivalents consist exclusively of money market funds. The Company has deposits at a limited number of financial institutions with federally insured limits. Balances of cash and cash equivalents at these institutions are normally in excess of the insured limits. However, the Company believes that the institutions are financially sound and there is only nominal risk of loss.

  (c)  Inventories

Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market. Consigned inventory is held at third-party locations. The Company retains title to the inventory until purchased by the third-party. Consigned inventory, consisting of finished goods, was approximately $86,000 and $305,000 at December 31, 2014 and 2013, respectively.

(d)  Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation of equipment is provided using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is provided using the straight-line method over the estimated useful lives of the improvement or lease term, whichever is shorter.

(e)  Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to undiscounted future net cash flows expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

(f)   Income Taxes

Deferred income taxes are provided on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and on net operating loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for that portion of deferred tax assets not expected to be realized.

(g)  Earnings (Loss) Per Common Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net income by the weighted average number of common shares and dilutive potential common shares outstanding during the period. Under the treasury stock method, the unexercised options are assumed to be exercised at the beginning of the period or at issuance, if later. The assumed proceeds are then used to purchase common shares at the average market price during the period. A summary of the denominators used to compute basic and diluted earnings (loss) per share follow:

	2013	2014
Weighted average shares outstanding – used to compute basic earnings (loss) per share	7,363,482	7,982,704
Net effect of dilutive potential common shares outstanding, based on the treasury stock method	––	––
Weighted average shares outstanding – used to compute diluted earnings (loss) per share	7,363,482	7,982,704

Potential common shares for which inclusion would have the effect of increasing diluted earnings per share (i.e., anti-dilutive) are excluded from the computation. Options to purchase 1,855,500 shares of common stock at December 31, 2014 and 2,585,000 shares of common stock as of December 31, 2013 were outstanding, but not included in the computation of diluted earnings per share as their effect would be anti-dilutive.

(h) Revenue Recognition

The Company primarily sells hardware products to its customers. The hardware products include dial-up modems, DSL modems, cable modems, embedded modems, ISDN modems, telephone dialers, and wireless and wired networking equipment. The Company generally does not sell software.

The Company derives its net sales primarily from the sales of hardware products to computer peripherals retailers, computer product distributors, and original equipment manufacturers (OEMs). The Company sells an immaterial amount of its hardware products to direct consumers or to any customers via the internet.

The Company recognizes net hardware sales for all four types of customers at the point when the customers take legal ownership of the delivered products. Legal ownership passes to the customer based on the contractual FOB point specified in signed contracts and purchase orders, which are both used extensively. Many customer contracts or purchase orders specify FOB destination.

When Zoom consigns inventory to a retailer, sales revenue for an item in that inventory is recognized when that item is sold by the retailer to a customer. The item remains in Zoom inventory when it is consigned, and moves out of Zoom inventory when the item is sold by the retailer.

The Company's net sales of hardware are reduced by certain events which are characteristic of the sales of hardware to retailers of computer peripherals. These events are product returns, certain sales and marketing incentives, price protection refunds, and consumer and in-store mail-in rebates. Each of these is accounted for as a reduction of net sales based on management estimates, which are reconciled to actual customer or end-consumer credits on a monthly or quarterly basis.

The estimates for product returns are based on recent historical trends plus estimates for returns prompted by announced stock rotations, announced customer store closings, etc. Management analyzes historical returns, current economic trends, and changes in customer demand and acceptance of the Company's products when evaluating the adequacy of sales return allowances. Product return reserves were $535.2 thousand and $354.0 thousand at December 31, 2013 and 2014, respectively. The Company's estimates for price protection refunds require a detailed understanding and tracking by customer, by sales program. Estimated price protection refunds are recorded in the same period as the announcement of a pricing change. Information from customer inventory-on-hand reports or from direct communications with the customers is used to estimate the refund, which is recorded as a reserve against accounts receivable and a reduction of current period revenue. Price protection reserves were $10.7 thousand and $0 at December 31, 2013 and 2014, respectively. The Company's estimates for consumer mail-in rebates are comprised of actual rebate claims processed by the rebate redemption centers plus an accrual for an estimated lag in processing. The Company's estimates for store rebates are comprised of actual credit requests from the eligible customers. Rebate reserves were $40.7 thousand and $0 at December 31, 2013 and 2014, respectively. Additionally, sales and marketing incentive reserves were $41.7 thousand and $15.2 thousand at December 31, 2013 and 2014, respectively. The Company’s allowance for doubtful accounts was approximately $12 thousand at both December 31, 2013 and 2014.

The Company accounts for point-of-sale taxes on a net basis.

 (i)  Fair Value of Financial Instruments

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

●	Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

●	Level 2 - Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

●
Level 3 - Inputs include unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company’s own data.)

Financial instruments consist of cash and cash equivalents, accounts receivable, bank debt, accounts payable, and accrued expenses. Due to the short term nature and payment terms associated with these instruments,, their carrying amounts approximate fair value.

(j)   Stock-Based Compensation

Compensation cost for awards is generally recognized over the required service period based on the estimated fair value of the awards on their grant date. Fair value is determined using the Black-Scholes option-pricing model.

(k)  Advertising Costs

Advertising costs are expensed as incurred and reported in selling expense in the accompanying statements of operations and comprehensive income (loss), and include costs of advertising, production, trade shows, and other activities designed to enhance demand for the Company's products. There are no deferred advertising costs in the accompanying balance sheets. The Company reported advertising costs of $247.5 thousand in 2013 and $255.0 thousand in 2014.

(l)   Foreign Currencies

The Company generates a portion of its revenues in markets outside North America principally in transactions denominated in foreign currencies, which exposes the Company to risks of foreign currency fluctuations. Foreign currency transaction gains and losses are reflected in operations and were not material for any period presented. The Company does not use derivative financial instruments.

The Company considers the local currency to be the functional currency for its U.K. branch. Assets and liabilities denominated in foreign currencies are translated using the exchange rates as of the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments resulting from this process are charged or credited to “accumulated other comprehensive income.”  During Q4 2014 Zoom Telephonics closed its UK office. This required the recognition of foreign currency translation gains that had previously been recorded as accumulated other comprehensive income. Zoom reported $361 thousand of other income in operations and a reduction in accumulated other comprehensive income of $361 thousand, resulting in zero impact to net comprehensive income. The associated balance sheet adjustment similarly had zero effect on total Stockholders’ Equity.

(m) Warranty Costs

The Company provides for the estimated costs that may be incurred under its standard warranty obligations, based on actual historical repair costs. The reserve for the provision for warranty costs was $38,098 and $25,069 at December 31, 2103 and 2014, respectively.

(n)  Shipping and Freight Costs

The Company records the expense associated with customer-delivery shipping and freight costs in selling expense. The Company reported shipping and freight costs of $191.7 thousand in 2013 and $232.1 thousand in 2014.

(o)  Recently Issued Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU")
No. 2014-15, "Presentation of Financial Statements —Going Concern" This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not expect a material impact to the Company's financial condition, results of operations or cash flows from the adoption of this guidance.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers," which will replace most existing revenue recognition guidance in generally accepted accounting principles in the United States of America. The core principle of this ASU is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. This ASU requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. This ASU will be effective for the Company beginning January 1, 2017, including interim periods in 2017, and allows for both retrospective and prospective methods of adoption. The Company is in the process of determining method of adoption and assessing the impact of this ASU on its consolidated financial statements.

(p)  Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the 2014 presentation. The reclassifications relate to the presentation of changes in accounts receivable and inventory on the statements of cash flows.

(q)  Contingencies

The Company reviews the status of its legal proceedings and records a provision for a liability when it is considered probable that both a liability has been incurred and the amount of the loss can be reasonably estimated.  This review is updated periodically as additional information becomes available. If either or both of the criteria are not met, the Company reassesses whether there is at least a reasonable possibility that a loss, or additional losses, may be incurred.  If there is a reasonable possibility that a loss may be incurred, the Company discloses the estimate of the amount of the loss or range of losses, that the amount is not material, or that an estimate of the loss cannot be made. The Company expenses its legal fees as incurred.

In assessing potential loss contingencies, the Company considers a number of factors, including those listed in the FASB’s Accounting Standards Codification 450-20, Contingencies – Loss Contingencies, regarding assessing the probability of a loss and assessing whether a loss is reasonably estimable.

(3)           LIQUIDITY

On December 31, 2014 we had working capital of $2.1 million including $138 thousand in cash and cash equivalents.  On December 31, 2013 we had working capital of $2.3 million including $55 thousand in cash and cash equivalents. Our current ratio at December 31, 2014 was 2.1 compared to 2.8 at December 31, 2013.

In 2014, the Company’s operating activities used $411 thousand in cash, primarily due to $361 thousand recognized foreign currency gains previously reported in Accumulated Other Comprehensive Income on the Balance Sheets, and $137 thousand increase in accounts receivable. In 2013, the Company’s operating activities used $0.1 million in cash, primarily due to a net loss of $1.1 million, offset by a $0.9 million decrease in inventory. In 2013, the Company’s net cash was used in financing activities to reduce bank debt by $0.6 million. Also in 2013, the Company increased net cash in financing activities by $0.2 million from the net proceeds of a rights offering completed in August 2013.  Under the rights offering, existing shareholders of the Company’s common stock were granted rights to purchase, at an offering price of $0.28 per share, one share of stock for each share held.  The rights offering resulted in the issuance of 1,009,000 shares of common stock.
                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                               To To conserve cash and manage our liquidity, we have implemented cost-cutting initiatives including the reduction of employee headcount and overhead costs. On December 31, 2014 we had a headcount of 24 compared to 28 as of December 31, 2013. As of February 27, 2015 we had 24 full-time and part-time employees, and 2 consultants, one in sales and one in information systems that was not included in our headcount.  We plan to continue to assess our cost structure as it relates to our revenues and cash position, and we may make further reductions if the actions are deemed necessary.

On December 18, 2012, the Company entered into a Financing Agreement with Rosenthal & Rosenthal, Inc. (the “Financing Agreement”). The Financing Agreement provided for up to $1.75 million of revolving credit, subject to a borrowing base formula and other terms and conditions as specified in the Financing Agreement. The Financing Agreement continues until November 30, 2014 and from year to year thereafter, unless sooner terminated by either party as specified in the Financing Agreement. The Lender shall have the right to terminate the Financing Agreement at any time by giving the Company sixty days’ prior written notice. Borrowings are secured by all of the Company assets including intellectual property. The Loan Agreement contained several covenants, including a requirement that the Company maintain tangible net worth of not less than $2.5 million and working capital of not less than $2.5 million. On March 25, 2014, the Company entered into an amendment to the Financing Agreement (the “Amendment”) with an effective date of January 1, 2013.  The Amendment clarified the definition of current assets in the Financing Agreement, reduced the size of the revolving credit line to $1.25 million, and revised the financial covenants so that Zoom is required to maintain tangible net worth of not less than $2.0 million and working capital of not less than $1.75 million.

On December 31, 2014 Zoom was in compliance with the covenants of the Financing Agreement with Rosenthal & Rosenthal, Inc.

At December 31, 2014 the Company's total current assets were $3.9 million and current liabilities were $1.9 million, which included $0.8 million in bank debt. The Company did not have any long-term debt at December 31, 2014.

The Company believes that cash generated from operating activities, together with funds available under its bank credit line, are expected, under current conditions, to be sufficient to finance the Company’s planned operations for at least the next twelve months.

(4)           INVENTORIES

Inventories, net of reserves, consist of the following at December 31:

	2013	2014
Materials	$440,723	$332,804
Finished goods (including $304,500 and $85,600 held by customers at December 31, 2013 and 2014, respectively)	1,273,358	1,391,703
Total	$1,714,081	$1,724,507

The Company reviews inventory for obsolete and slow moving products each quarter and makes provisions based on our estimate of the probability that the material will not be consumed or that it will be sold below cost. The reserve for the provision for slow moving and obsolete inventory was $360,624 and $279,388 at December 31, 2013 and 2014, respectively.

 (5)          EQUIPMENT

Equipment consists of the following at December 31:
	2013	2014	Estimated Useful lives in years
Computer hardware and software	$194,528	$196,070	3
Machinery and equipment	254,533	258,446	5
Molds, tools and dies	78,257	96,557	5
Office furniture and fixtures	38,938	38,938	5
	566,256	590,011
Accumulated depreciation and amortization	(515,231)	(522,869)
Equipment and leasehold improvements, net	$51,025	$67,142

Depreciation expense for year ended	$9,777	$9,048

 (6)           COMMITMENTS AND CONTINGENCIES

(a)  Lease Obligations

Since 1983 the Company’s headquarters has been near South Station in downtown Boston at 201 and 207 South Street. In December 2006, the Company sold its owned headquarters buildings in Boston, Massachusetts and leased back 25,200 square feet for two years expiring December 2008. In November 2008 the Company signed a lease amendment for its headquarters’ offices in Boston in the existing building for approximately 14,400 square feet for three years with a six month termination option starting July 1, 2010. In May 2010 the Company signed a second lease amendment extending the term of the lease to April 30, 2016 with a six month termination option starting December 1, 2011. In December 2011 the Company signed a third lease amendment reducing the Company lease space by 3,800 square feet effective June 1, 2012, with a proportionate decrease in lease expense.

In August 2006 the Company signed a lease for a 35,575 square foot manufacturing and warehousing facility in Tijuana, Mexico with an initial lease term from October 2006 to May 2007, with five two-year options thereafter.  In February 2007 the Company renegotiated the first renewal term and signed a one-year extension starting in May 2007, with five two-year options thereafter. The Company signed another one-year extension starting in May 2008.  In March 2009 the Company signed a one-year lease with one one-year option for a smaller facility for lower cost. In March 2011 the Company signed a one-year lease extension starting May 1, 2011, with three one-year renewal options thereafter. In April 2012 the Company exercised the first of three renewal options, with no significant change in lease cost. In February 2013 the Company exercised the second of three renewal options, with no significant increase in lease cost.  In November 2014 we  cancelled our existing lease and signed a one-year lease with five one-year renewal options thereafter for an adjacent 11,390 square foot facility.

In September 2005 the Company entered into a two year office lease consisting of 2,400 square feet at 2 Kings Road, Fleet, Hants, U.K. for its U.K. sales office.  In September 2007 the lease was continued on a month-to-month basis with a 3 month cancellation notice required by the Company or the landlord. In September 2008 the Company signed an Office Service Agreement, which is an office rental agreement, rather than a lease. We cancelled our Office Service Agreement effective October 31, 2011. Zoom closed the U.K. sales office in October 2014 and now has an independent sales representative for the U.K. and Ireland.

Rent expense for all of the Company's leases was $277.2 thousand in 2013 and $313.4 thousand in 2014.

As of December 31, 2014, the Company's estimated future minimum committed rental payments, excluding executory costs, under the operating leases described above to their expiration or the earliest possible termination date, whichever is sooner, are $227.2 thousand for 2015.  There are no future minimum committed rental payments that extend beyond 2015.

b)  Contingencies

The Company is party to various lawsuits and administrative proceedings arising in the ordinary course of business. The Company evaluates such lawsuits and proceedings on a case-by-case basis, and its policy is to vigorously contest any such claims which it believes are without merit. The Company's management believes that the ultimate resolution of such matters will not materially and adversely affect the Company's business, financial position, results of operations or cash flows.

On November 6, 2013, Innovative Wireless Solutions, LLC ("IWS") filed a complaint against the Company alleging infringement of U.S. Patents Nos. 5,912,895, 6,327,264, and 6,587,473 all entitled "Information Network Access Apparatus and Methods of Communicating Information packets via Telephone Links." The Complaint asserts that the Company sells products with "wireless access points and/or routers capable of connecting to an Ethernet network and an IEEE 802.11 wireless network to provide wireless Internet access." Final Judgment of Non-Infringement in Zoom’s favor was entered on March 20, 2015 in the IWS matter, so that matter is no longer pending.

On November 14, 2014, Concinnitas, LLC and Mr. George W. Hindman (collectively "Concinnitas") filed a complaint against the Company alleging infringement of U.S. Patent No. 7,805,542 (“the ’542 patent”) titled "“Mobile United Attached in a Mobile Environment that Fully Restricts Access to Data Received via Wireless Signal to a Separate Computer in the Mobile Environment.” The Complaint asserts that the Company sells "products and/or systems (including at least the [wireless router model no.] 4530)" that infringe the '542 patent. The case is in its early stages and a scheduling conference has been set for the end of March 2015.

On January 30, 2015, Wetro LAN LLC ("Wetro LAN") filed a complaint against the Company alleging infringement of U.S. Patent No. 6,795,918 (“the ’918 patent”). The ’918 patent is titled “Service Level Computer Security.” Wetro LAN alleges that the Company’s wireless routers, including its Model 4501 Wireless-N Router, infringe the '918 patent. The case is in its early stages and the Company plans on responding to the Complaint shortly.

(7)           STOCK OPTION PLANS

On December 10, 2009, the Company established two stock option plans.  The Board of Directors approved the two plans called the 2009 Stock Option Plan and the 2009 Directors Stock Option Plan and these plans received shareholder approval at the Company’s 2010 annual meeting.  In 2013, these plans received shareholder approval to increase the number of shares available for issuance in each plan.  The new number of authorized shares available for issuance is indicated below. Further, these plans are described below.

2009 Stock Option Plan

The 2009 Stock Option Plan is for officers and certain full-time and part-time employees of the Company. Non-employee directors of the Company are not entitled to participate under this plan. The 2009 Stock Option Plan provides for 5,500,000 shares of common stock for issuance upon the exercise of stock options granted under the plan. Under this plan, stock options are granted at the discretion of the Compensation Committee of the Board of Directors at an option price not less than the fair market value of the stock on the date of grant. The options are exercisable in accordance with terms specified by the Compensation Committee not to exceed ten years from the date of grant. Option activity under this plan follows.

	Number of shares	Weighted average exercise price
Balance as of January 1, 2013	970,000	$0.51
Granted	1,505,000	0.25
Exercised	––	––
Expired	(160,000)	0.25
Balance as of December 31, 2013	2,315,000	$0.35
Granted	50,000	$0.12
Exercised	––	––
Expired	(674,500)	0.49
Balance as of December 31, 2014	1,690,500	$0.29

The weighted average grant date fair value of options granted was $0.03 in 2013.  The weighted average grant date fair value of options granted was $0.04 in 2014.  The aggregate intrinsic value of options outstanding was zero at December 31, 2014 and 2013.  The aggregate intrinsic value of exercisable options was zero at December 31, 2014 and 2013.

The following table summarizes information about fixed stock options under the 2009 Stock Option Plan outstanding on December 31, 2014.

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.48	345,500	1.20	$0.48	345,500	$0.48
$0.25	1,295,000	3.10	$0.25	971,250	$0.25
$0.12	50,000	4.10	$0.12	12,500	$0.12
$0.12 to 0.48	1,690,500	2.74	$0.29	1,329,250	$0.32

2009 Director Stock Option Plan

On December 10, 2009 the Company established the 2009 Director Stock Option Plan (the "Directors Plan"). The Directors Plan was established for all directors of the Company except for any director who is a full-time employee or full-time officer of the Company. The option price is the fair market value of the common stock on the date the option is granted. There are 700,000 shares authorized for issuance under the Directors Plan. Each option expires five years from the grant date. Option activity under this plan follows.

	Number of shares	Weighted average exercise price
Balance as of January 1, 2013	210,000	0.35
Granted	60,000	0.18
Exercised	––	––
Expired	––	––
Balance as of December 31, 2013	270,000	0.31
Granted	60,000	0.13
Exercised	––	––
Expired	(165,000)	––
Balance as of December 31, 2014	165,000	$0.24

The weighted average grant date fair value of options granted was $0.06 in 2013 and $0.04 in 2014.  The aggregate intrinsic value of options outstanding was zero at December 31, 2014 and 2013.  The aggregate intrinsic value of exercisable options was nominal at December 31, 2014 and 2013.

The following table summarizes information about fixed stock options under the Directors Plan on December 31, 2014.

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.12-0.14	45,000	4.32	$0.13	30,000	$0.13

$0.16-0.20	30,000	3.30	$0.18	30,000	$0.18

$0.25-0.26	30,000	2.30	$0.26	30,000	$0.26

$0.27-0.41	30,000	.40	$0.34	30,000	$0.34

$0.35-0.36	30,000	1.30	$0.36	30,000	$0.36
$0.12-0.41	165,000	2.5	$0.24	165,000	$0.24

The Black-Scholes range of assumptions for the Zoom Telephonics’ options for 2014 and 2013 are shown below:

Assumptions	2009 Stock Option Plan and the 2009 Directors Stock Option Plan

Expected life	2.75 (yrs) - 3.5 (yrs)

Expected volatility	48.32% - 67.08%

Risk-free interest rate	0.35% - 1.88%

Expected dividend yield	0.00%

The unrecognized stock based compensation expense related to non-vested stock awards was approximately $1 thousand as of December 31, 2014. This amount will be recognized through the first quarter of 2016.

(8)          INCOME TAXES

Income tax expense (benefit) consists of:

	Current	Deferred	Total
Year Ended December 31, 2013:
US federal	$––	$––	$––
State and local	––	––	––
Foreign	3,944	––	3,944
	$3,944	$––	$3,944
Year Ended December 31, 2014:
US federal	$––	$––	$––
State and local	––	––	––
Foreign	7,080	––	7,080
	$7,080	$––	$7,080

A reconciliation of the expected income tax expense or benefit to actual follows:

	2013	2014
Computed "expected" US tax (benefit) at Federal statutory rate	$(362,095)	$41,645
Change resulting from:
State and local income taxes, net of federal income tax benefit	––	––
Valuation allowance	(126,339)	(281,039)
Non––deductible items	15,334	12,063
Expired State Net Operating Losses	477,044	234,411
Income tax expense (benefit)	$3,944	$7,080

Temporary differences at December 31 follow:

	2013	2014
Deferred income tax assets:
Inventories	$165,225	$132,511
Accounts receivable	235,207	143,780
Intangible assets	25,738	––
Accrued expenses	44,112	36,621
Net operating loss and tax credit carry forwards	17,977,742	17,863,473
Plant and equipment	15,018	4,629
Stock compensation	89,515	90,504
Other – investment impairments	127,855	127,855
Total deferred income tax assets	18,680,412	18,399,373
Valuation allowance	(18,680,412)	(18,399,373)
Net deferred tax assets	$––	$––

As of December 31, 2014 the Company had federal net operating loss carry forwards of approximately $49,650,000 which are available to offset future taxable income. They are due to expire in varying amounts from 2018 to 2034. As of December 31, 2014, the Company had Massachusetts state net operating loss carry forwards of approximately $4,054,000 which are available to offset future taxable income. They are due to expire in varying amounts from 2031 through 2034.

Effective January 1, 2007, the Company adopted the provisions of a new standard which provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the financial statements. Tax positions must meet a "more-likely-than-not" recognition threshold at the effective date to be recognized upon adoption and in subsequent periods. Upon the adoption, and at December 31, 2014 and 2013, the Company did not have any uncertain tax positions. No interest and penalties related to uncertain tax positions were accrued at December 31, 2014 and 2013.

The Company files income tax returns in the United States and the United Kingdom. Years subsequent to 2010 are open for U.S. Federal and state income tax reporting and years subsequent to 2009 are open in the United Kingdom.

 (9)         SIGNIFICANT CUSTOMERS

The Company sells its products primarily through high-volume distributors and retailers, Internet service providers, telephone service providers, value-added resellers, PC system integrators, and original equipment manufacturers ("OEMs"). The Company supports its major accounts in their efforts to discern strategic directions in the market, to maintain appropriate inventory levels, and to offer a balanced selection of attractive products.

Relatively few customers have accounted for a substantial portion of the Company’s revenues.  In 2014 three customers accounted for 74% of our total net sales, with our largest customer accounting for 53% of our net sales. At December 31, 2014, three customers accounted for 92% of our gross accounts receivable, with our largest customer representing 64% of our gross accounts receivable. In 2013 three customers accounted for 69% of the Company’s total net sales with our largest customer accounting for 51% of our net sales. At December 31, 2013, three customers accounted for 84% of our gross accounts receivable, with our largest customer representing 71% of our gross accounts receivable.

The Company’s customers generally do not enter into long-term agreements obligating them to purchase products. The Company may not continue to receive significant revenues from any of these or from other large customers. A reduction or delay in orders from any of the Company’s significant customers, or a delay or default in payment by any significant customer could materially harm the Company’s business and prospects. Because of the Company’s significant customer concentration, its net sales and operating income (loss) could fluctuate significantly due to changes in political or economic conditions, or the loss, reduction of business, or less favorable terms for any of the Company's significant customers.

(10)        SEGMENT AND GEOGRAPHIC INFORMATION

The Company's operations are classified as one reportable segment. Substantially all of the Company's operations and long-lived assets reside primarily in the United States. Net sales information follows:

	2013	Percent	2014	Percent
United States	$10,541,921	94%	$11,563,956	97%
Outside United States	699,243	6%	337,383	3%
Total	$11,241,164	100%	$11,901,339	100%

(11)        DEPENDENCE ON KEY SUPPLIERS AND CONTRACT MANUFACTURERS

The Company participates in the PC peripherals industry, which is characterized by aggressive pricing practices, continually changing customer demand patterns and rapid technological developments. The Company's operating results could be adversely affected should the Company be unable to successfully anticipate customer demand accurately; manage its product transitions, inventory levels and manufacturing process efficiently; distribute its products quickly in response to customer demand; differentiate its products from those of its competitors or compete successfully in the markets for its new products.

The Company depends on many third-party suppliers for key components contained in its product offerings. For some of these components, the Company may only use a single source supplier, in part due to the lack of alternative sources of supply. If the supply of a key material component is delayed or curtailed, the Company's ability to ship the related product or solution in desired quantities and in a timely manner could be adversely affected, possibly resulting in reductions in net sales. In cases where alternative sources of supply are available, qualification of the sources and establishment of reliable supplies could result in delays and possible reduction in net sales.

In the event that the financial condition of the Company's third-party suppliers for key components was to erode, the delay or curtailment of deliveries of key material components could occur. Additionally, the Company's reliance on third-party suppliers of key material components exposes the Company to potential product quality issues that could affect the reliability and performance of its products and solutions. Any lesser ability to ship its products in desired quantities and in a timely manner due to a delay or curtailment of the supply of material components, or product quality issues arising from faulty components manufactured by third-party suppliers, could adversely affect the market for the Company's products and lead to a reduction in the Company's net sales.

In 2014 the Company had one supplier that provided 86% of the Company's purchased inventory. The loss of their services or a material adverse change in their business or in the Company’s relationship could materially and adversely harm the Company’s business.

 (12)       RETIREMENT PLAN

The Company has a 401(k) retirement savings plan for employees. Under the plan, the Company matches 25% of an employee's contribution, up to a maximum of $350 per employee per year. Company matching contributions charged to expense in 2013 and 2014 were $4,779 and $4,682, respectively.

(13)        VALUATION OF MARKETABLE SECURITIES

In October 2010 Zoom Telephonics, Inc. entered into an agreement with Zoom Technologies, Inc. (Nasdaq: ZOOM) in which Zoom Telephonics transferred its rights to the zoom.com domain name and certain trademark rights in exchange for shares of Zoom Technologies common stock.  The Company valued the marketable securities at market value in the financial statements. In December 2013 the Company sold all shares of Zoom Technologies, Inc. stock. The Company received proceeds of $40 thousand and reported a realized loss of $273 thousand in 2013.

(14)        BANK CREDIT LINES

On December 18, 2012, the Company entered into a Financing Agreement with Rosenthal & Rosenthal, Inc. (the “Financing Agreement”). The Financing Agreement provided for up to $1.75 million of revolving credit, subject to a borrowing base formula and other terms and conditions as specified in the Financing Agreement. The Financing Agreement continued until November 30, 2014 and from year to year thereafter, unless sooner terminated by either party as specified in the Financing Agreement. The Lender shall have the right to terminate the Financing Agreement at any time by giving the Company sixty days’ prior written notice. Borrowings are secured by all of the Company assets including intellectual property. The Loan Agreement contained several covenants, including a requirement that the Company maintain tangible net worth of not less than $2.5 million and working capital of not less than $2.5 million. On March 25, 2014, the Company entered into an amendment to the Financing Agreement (the “Amendment”) with an effective date of January 1, 2013.  The Amendment clarified the definition of current assets in the Financing Agreement, reduced the size of the revolving credit line to $1.25 million, and revised the financial covenants so that Zoom is required to maintain tangible net worth of not less than $2.0 million and working capital of not less than $1.75 million.

On December 31, 2014 Zoom was in compliance with the covenants of the Financing Agreement with Rosenthal & Rosenthal, Inc.

(15)         RECLASSIFICATIONS OUT OF ACCUMULATED OTHER COMPREHENSIVE INCOME(LOSS)

	2013	2014
Accumulated Other Comprehensive Income (Loss) Components :

Foreign currency translations:
Balance at beginning of period	$371,859	$364,355
Current period currency translation adjustments	(7,504)	(3,621)
Amounts reclassified on closing of U.K. branch in Q4, 2014	––	(360,734)
Balance at end of period	$364,355	$––

Marketable securities available for sale:
Balance at beginning of period	$(272,909)	$––
Current period comprehensive income (loss)	(19,983)	––
Amounts reclassified on sales of marketable securities	292,892	––
Balance at end of period	$––	$––

Accumulated Other Comprehensive Income (Loss) end of period	$364,355	$––

 (16)       SUBSEQUENT EVENTS

Management of the Company has reviewed subsequent events from December 31, 2014 through the date of filing and concluded that there were no subsequent events requiring adjustment to or disclosure in these financial statements.

Interim Unaudited Financial Statements of Zoom Telephonics, Inc.:

ZOOM TELEPHONICS, INC.
Condensed Balance Sheets (Unaudited)

ASSETS	September 30, 2015	December 31, 2014
Current assets
Cash and cash equivalents	$2,516,254	$137,637
Accounts receivable, net of allowances of $394,370 at September 30, 2015 and $381,234 at December 31, 2014	1,960,607	1,811,006
Inventories	1,387,809	1,724,507
Prepaid expenses and other current assets	463,792	270,263
Total current assets	6,328,462	3,943,413

Other assets	393,886	––
Equipment, net	89,846	67,142
Total assets	$6,812,194	$4,010,555

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Bank debt	$––	$840,585
Accounts payable	775,356	726,627
Accrued expenses	268,977	284,736
Total current liabilities	1,044,333	1,851,948

Total liabilities	1,044,333	1,851,948

Stockholders' equity
Common stock, $0.01 par value:
Authorized - 25,000,000 shares; issued and outstanding – 13,271,303 shares at September 30, 2015 and 7,982,704 shares at December 31, 2014	132,713	79,827
Additional paid-in capital	37,857,405	34,192,066
Accumulated deficit	(32,222,257)	(32,113,286)
Total stockholders' equity	5,767,861	2,158,607
Total liabilities and stockholders' equity	$6,812,194	$4,010,555

ZOOM TELEPHONICS, INC.
Condensed Statements of Operations and
Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Net sales	$3,367,838	$3,404,026	$9,019,582	$9,191,073
Cost of goods sold	2,267,235	2,479,624	6,110,159	6,534,514
Gross profit	1,100,603	924,402	2,909,423	2,656,559

Operating expenses:
Selling	418,017	352,900	1,210,809	1,060,736
General and administrative	306,827	257,645	810,556	788,307
Research and development	354,252	265,393	918,014	864,272
	1,079,096	875,938	2,939,379	2,713,315

Operating profit (loss)	21,507	48,464	(29,956)	(56,754)

Other income (expense):
Interest income	16	7	31	23
Other, net	(27,410)	(24,306)	(73,289)	(58,800)
Total other income (expense), net	(27,394)	(24,299)	(73,258)	(58,777)

Income (loss) before income taxes	(5,887)	24,165	(103,214)	(115,531)

Income taxes (benefit)	1,978	1,797	5,757	5,839

Net income (loss)	$(7,865)	$22,368	$(108,971)	$(121,370)

Other comprehensive income (loss):
Foreign currency translation adjustments	––	(4,339)	––	(2,234)

Total comprehensive income (loss)	$(7,865)	$18,029	$(108,971)	$(123,604)

Basic and diluted net income (loss) per share	$0.00	$0.00	$(0.01)	$(0.02)

Weighted average common and common equivalent shares:
Basic and diluted	8,519,051	7,982,704	8,167,187	7,982,704

ZOOM TELEPHONICS, INC.
Condensed Statements of Cash Flows
(Unaudited)

	Nine Months Ended September 30,
	2015	2014
Operating activities:
Net income (loss)	$(108,971)	$(121,370)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	58,724	6,784
Stock based compensation	48,839	11,696
Provision for accounts receivable allowances	34	844
Provision for inventory reserves	22,913	86,846
Changes in operating assets and liabilities:
Accounts receivable	(149,635)	(325,118)
Inventories	313,785	201,488
Prepaid expenses and other assets	(623,529)	(34,085)
Accounts payable and accrued expenses	32,970	(41,612)
Net cash provided by (used in) operating activities	(404,870)	(214,527)

Investing activities:

Additions to equipment	(45,314)	(5,336)
Net cash provided by (used in) investing activities	(45,314)	(5,336)

Financing activities:
Net funds received from (paid to) bank credit lines	(840,585)	371,057
Proceeds from stock option exercise	19,425	––
Proceeds from private placement offering (net of issuance costs)	3,421,001	––
Proceeds from stock rights offering (net of issuance costs)	228,960	––
Net cash provided by (used in) financing activities	2,828,801	371,057

Effect of exchange rate changes on cash	––	(171)

Net change in cash	2,378,617	151,023

Cash and cash equivalents at beginning of period	137,637	55,393

Cash and cash equivalents at end of period	$2,516,254	$206,416

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest	$72,360	$58,201
Income taxes	$5,757	$5,839

ZOOM TELEPHONICS, INC.
Notes to Condensed Financial Statements
(Unaudited)

(1) Summary of Significant Accounting Policies

The accompanying financial statements are unaudited. However, the condensed balance sheet as of December 31, 2014 was derived from audited financial statements. In the opinion of management, the accompanying financial statements include all adjustments to present fairly the financial position, results of operations and cash flows Zoom Telephonics, Inc. (“the Company”, “Zoom”, or “our”).  The adjustments are of a normal, recurring nature.

The results of operations for the periods presented are not necessarily indicative of the results to be expected for the entire year. The Company has evaluated subsequent events from September 30, 2015 through the date of this filing and other than the amendment listed in Note 7, Bank Credit Lines, determined that there are no other events requiring recognition or disclosure in the financial statements.

The financial statements of the Company presented herein have been prepared pursuant to the rules of the Securities and Exchange Commission for quarterly reports on Form 10-Q and do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2014 included in the Company's 2014 Annual Report on Form 10-K.

 (a)  Recently Issued Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-15, "Presentation of Financial Statements —Going Concern" This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not expect a material impact to the Company's financial condition, results of operations or cash flows from the adoption of this guidance.

In June 2015, the FASB issued ASU No. 2015-10, "Technical Corrections and Improvements.” ASU 2015-10 clarifies various topics in the FASB Accounting Standards Codification. ASU 2015-10 is effective for the interim and annual periods ending after December 15, 2015. Early adoption is permitted. The Company does not expect a material impact to the Company’s financial condition, results of operations or cash flows from the adoption of this guidance.

In August 2015, the Financial Accounting Standards Board, (“FASB”) issued the Accounting Standards Update (“ASU”) No. 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”.   The amendments in this Update defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASC 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.  The Company does not expect a material impact to the Company's financial condition, results of operations or cash flows from the adoption of this guidance.

 (2) Liquidity

Zoom’s cash balance on September 30, 2015 was $2.52 million compared to $138 thousand on December 31, 2014.  The Company raised approximately $3.65 million net in Q3 2015 from a $3.42 million private placement in September, whereby the Company sold an aggregate of 4,909,999 shares of common stock and a $229 thousand rights offering in July.  Zoom’s cash balance was also augmented by a $337 thousand decrease in net inventory. These increases were offset by a pay-down in the outstanding bank debt of $841 thousand, a $150 thousand increase in net accounts receivable and an overall net 9-month loss of $109 thousand.  As of September 30, 2015 Zoom had no bank debt, an available line of credit of $1.25 million, working capital of $5.28 million, and a current ratio of 6.1.

The Company is continuing to develop new products and to take other measures to increase sales.  In addition, on May 18, 2015, Zoom announced licensing of the Motorola trademark for cable modems and gateways for the USA and Canada for 5 years starting January 1, 2016.  The Company believes that this is likely to increase sales.  Increasing sales typically results in increased inventory and higher accounts receivable, both of which reduce cash. In order to support this anticipated sales growth, Zoom raised approximately $3.65 million net in Q3 2015.  Zoom believes that its existing financial resources along with its existing line of credit, with its maximum credit increased as planned, will be sufficient to fund operations for the foreseeable future if Zoom management's sales and operating profit expectations are met.

 (3) Inventories

Inventories consist of:	September 30, 2015	December 31, 2014
Materials	$468,578	$332,804
Work in process	22,383	––
Finished goods (including $142,600 and $85,600 held by customers at September 30, 2015 and December 31, 2014, respectively)	896,848	1,391,703
Total	$1,387,809	$1,724,507

The Company reviews inventory for obsolete and slow moving products each quarter and makes provisions based on our estimate of the probability that the material will not be consumed or that it will be sold below cost. The allowance for slow moving and obsolete inventory was $249,130 and $279,388 at September 30, 2015 and December 31, 2014, respectively.

 (4) Commitments and Contingencies

The Company is party to various lawsuits and administrative proceedings arising in the ordinary course of business. The Company evaluates such lawsuits and proceedings on a case-by-case basis, and its policy is to vigorously contest any such claims, which it believes, are without merit. The Company's management believes that the ultimate resolution of such matters will not materially and adversely affect the Company's business, financial position, results of operations or cash flows.

On November 14, 2014, Concinnitas, LLC and Mr. George W. Hindman (collectively "Concinnitas") filed a complaint against the Company alleging infringement of U.S. Patent No. 7,805,542 (“the ’542 patent”) titled "“Mobile United Attached in a Mobile Environment that Fully Restricts Access to Data Received via Wireless Signal to a Separate Computer in the Mobile Environment.” The Complaint asserts that the Company sells "products and/or systems (including at least the [wireless router model no.] 4530)" that infringe the '542 patent. Concinnitas and the Company have executed a settlement agreement.  On August 13, 2015, this case was closed following an order of dismissal with prejudice pursuant to a resolution of the dispute between Zoom and Concinnitas, LLC.

On January 30, 2015, Wetro LAN LLC ("Wetro LAN") filed a complaint against the Company alleging infringement of U.S. Patent No. 6,795,918 (“the ’918 patent”). The ’918 patent is titled “Service Level Computer Security.” Wetro LAN alleges that the Company’s wireless routers, including its Model 4501 Wireless-N Router, infringe the '918 patent. The case is in its early stages and a date for the scheduling conference has not yet been set.

On May 14, 2015, Zoom entered into a License Agreement with Motorola Mobility LLC (the “License Agreement”).  The License Agreement provides Zoom with an exclusive license to use certain trademarks owned by Motorola Trademark Holdings, LLC. for the manufacture, sale and marketing of consumer cable modem products in the United States and Canada through certain authorized sales channels. The License Agreement has a five-year term beginning January 1, 2016 through December 31, 2020.

In connection with the License Agreement Zoom has agreed to pay Motorola Mobility a one-time set-up fee due prior to January 1, 2016 and a royalty based on net sales during the term of the License Agreement.  The License Agreement provides for significant minimum annual royalty payments during the term.  Zoom and Motorola Mobility also agreed to other terms and conditions including quality provisions designed to protect the Motorola brand.

In order to facilitate Zoom’s current and planned increase in production demand, driven in part by the launch of Motorola branded products, Zoom has committed with North American Production Sharing, Inc. (“NAPS”) to extend its existing lease used in connection with the Production Sharing Agreement (“PSA”) entered into between Zoom and NAPS.  The extension term is December 1, 2015 through November 30, 2018.  Also, the parties will lease additional space adjacent to its current space, which will double Zoom’s existing production capacity.  The term of the new lease for additional space will run from March 1, 2016 through November 30, 2018 with early access granted as of December 1, 2015.

 (5) Segment and Geographic Information

The Company’s operations are classified as one reportable segment. The Company’s net sales by geographic region follow:

	Three Months		Three Months		Nine Months		Nine Months
	Ended	% of	Ended	% of	Ended	% of	Ended	% of
	September 30, 2015	Total	September 30, 2014	Total	September 30, 2015	Total	September 30, 2014	Total
North America	$3,295,501	98%	$3,325,678	98%	$8,843,983	98%	$8,922,604	97%
Outside North America	72,337	2%	78,348	2%	175,599	2%	268,469	3%
Total	$3,367,838	100%	$3,404,026	100%	$9,019,582	100%	$9,191,073	100%

(6) Customer Concentrations

The Company sells its products primarily through high-volume retailers and distributors, Internet service providers, value-added resellers, PC system integrators, and original equipment manufacturers ("OEMs"). The Company supports its major accounts in their efforts to offer a well-chosen selection of attractive products and to maintain appropriate inventory levels.

Relatively few customers have accounted for a substantial portion of the Company’s revenues.  In the third quarter of 2015, three customers accounted for 79% of our total net sales with our largest customer accounting for 48% of our net sales. In the first nine months of 2015, three customers accounted for 77% of the Company’s total net sales with our largest customer accounting for 46% of our net sales. At September 30, 2015, three customers accounted for 90% of our gross accounts receivable, with our largest customer representing 61% of our gross accounts receivable. In the third quarter of 2014, three customers accounted for 72% of our net sales with our largest customer accounting for 51% of our net sales. In the first nine months of 2014, three customers accounted for 73% of our total net sales with our largest customer accounting for 54% of our net sales. At September 30, 2014 three customers accounted for 88% of our gross accounts receivable, with our largest customer representing 65% of our gross accounts receivable.

The Company’s customers generally do not enter into long-term agreements obligating them to purchase products. The Company may not continue to receive significant revenues from any of these or from other large customers. A reduction or delay in orders from any of the Company’s significant customers, or a delay or default in payment by any significant customer, could materially harm the Company’s business and prospects. Because of the Company’s significant customer concentration, its net sales and operating income (loss) could fluctuate significantly due to changes in political or economic conditions, or the loss, reduction of business, or less favorable terms for any of the Company's significant customers.

 (7)  Bank Credit Lines

On December 18, 2012, the Company entered into a Financing Agreement with Rosenthal & Rosenthal, Inc. (the “Financing Agreement”). The Financing Agreement provided for up to $1.75 million of revolving credit, subject to a borrowing base formula and other terms and conditions as specified in the Financing Agreement. The Financing Agreement continued until November 30, 2014 and automatically renews from year to year thereafter, unless sooner terminated by either party as specified in the Financing Agreement. The Lender shall have the right to terminate the Financing Agreement at any time by giving the Company sixty days’ prior written notice. Borrowings are secured by all of the Company assets including intellectual property. The Loan Agreement contained several covenants, including a requirement that the Company maintain tangible net worth of not less than $2.5 million and working capital of not less than $2.5 million. On March 25, 2014, the Company entered into an amendment to the Financing Agreement (the “Amendment”) with an effective date of January 1, 2013.  The Amendment clarified the definition of current assets in the Financing Agreement, reduced the size of the revolving credit line to $1.25 million, and revised the financial covenants so that Zoom is required to maintain tangible net worth of not less than $2.0 million and working capital of not less than $1.75 million.

On October 29, 2015, subsequent to the close of the quarter, the Company entered into a second amendment to the Financing Agreement (the “Second Amendment”).  Retroactive to October 1, 2015, the Second Amendment eliminated $2,500 in monthly charges for the Financing Agreement.  Effective December 1, 2015, the Second Amendment reduces the effective rate of interest to 2.25% plus an amount equal to the higher of prime rate or 3.25%.

The Company is required to calculate its covenant compliance on a quarterly basis. As of September 30, 2015, the Company was in compliance with both its working capital and tangible net worth covenants. At September 30, 2015, the Company’s tangible net worth was approximately $5.4 million, while the Company’s working capital was approximately $5.3 million.

You should rely only on the information contained in this prospectus. We have not, and have not authorized anyone else, to provide you with different or additional information. We are not making an offer of securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus regardless of its time of delivery, and you should not consider any information in this prospectus to be investment, legal or tax advice. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.

ZOOM TELEPHONICS, INC.

4,909,999 SHARES OF COMMON STOCK

Prospectus

December 23, 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Fee	$1,166.87
Legal Fees and Expenses	$9,500.00
Accounting Fees and Expenses	$5,000.00
Miscellaneous Costs	$4,333.13
Total	$20,000.00

*Other than the Securities and Exchange Commission registration fee, all of the amounts shown are estimates.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Zoom's Certificate of Incorporation and Bylaws authorize it to indemnify directors, officers, employees and agents of Zoom against expenses (including attorneys' fees), liabilities and other matters incurred in connection with any action, suit or proceeding, to the fullest extent permitted by Section 145 of Delaware General Corporation Law. In addition, Zoom's Certificate of Incorporation provides that its directors shall not be personally liable to Zoom or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing, a director shall be liable to the extent provided by applicable law (i) for breach of the director's duty of loyalty to Zoom or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

Zoom may also advance all reasonable expenses which were incurred by or on behalf of a present director or officer in connection with any proceeding to the fullest extent permitted by applicable law.

The Bylaws also permit Zoom to enter into indemnity agreements with individual directors, officers, employees, and other agents. Any such agreements, together with the Bylaws and Certificate of Incorporation, may require Zoom, among other things, to indemnify directors or officers against certain liabilities that may arise by reason of their status or service as directors (other than liabilities resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, and to obtain and maintain directors' and officers' insurance if available on reasonable terms.

The Company maintains director and officer liability insurance policies providing for the insurance on behalf of any person who is or was a director or officer of the company or a subsidiary for any claim made during the policy period against the person in any such capacity or arising out of the person’s status as such. The insurers’ limit of liability under the policies is $2.5 million in the aggregate for all insured losses for the policy period, which is October 22, 2015 through October 22, 2016.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On September 25, 2015, the Registrant issued 4,909,999 shares of common stock to several accredited investors for gross proceeds of $3,437,000.  This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act, as a transaction not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits:

The following exhibits are filed herewith or incorporated by reference as part of this Registration Statement.

Exhibit No.	Description of Document

2.1
Separation and Distribution Agreement by and between Zoom Technologies, Inc. and Zoom Telephonics, Inc. (incorporated by reference to annex B of the preliminary proxy statement filed by Zoom Technologies, Inc. May 13, 2009).

3.1
Amended and Restated Certificate of Incorporation of Zoom Telephonics, Inc. (incorporated by referenced to Exhibit 3.1 to Zoom Telephonics, Inc. Registration Statement on Form 10, filed with the Commission on September 4, 2009).

3.2	By-Laws of Zoom Telephonics, Inc. (incorporated by referenced to Exhibit 3.2 to Zoom Telephonics, Inc. Registration Statement on Form 10 filed with the Commission on September 4, 2009).
5.1**	Legal Opinion of Morse, Barnes-Brown & Pendleton, P.C.
10.1
Share Exchange Agreement dated January 28, 2009 by and among Zoom Technologies, Inc., Zoom Telephonics, Inc., Lei Gu, Gold Lion Holding Limited and Tianjin Ton Guang Group Digital Communications Co., Ltd. (previously filed as exhibit 2.1 to the Form 8-K dated February 3, 2009 by Zoom Technologies, Inc. and incorporated by reference herein).

10.2
License Agreement between Zoom Telephonics, Inc. and Ton Guang Group Digital Communications Co., Ltd. (previously filed as exhibit 10.2 to the Form 8-K dated February 3, 2009 by Zoom Technologies, Inc. and incorporated by reference herein).

10.3
Amendment to Share Exchange Agreement by and among Zoom Technologies, Inc., Zoom Telephonics, Inc., Lei Gu, Songtao Du, Gold Lion Holding Limited and Tianjin Ton Guang Group Digital Communications Co., Ltd. dated May 12, 2009 (incorporated by reference to annex A-1 of the preliminary proxy statement filed by Zoom Technologies, Inc. May 13, 2009).

10.4	Zoom Telephonics, Inc. 2009 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Form 8-K dated December 16, 2009 and incorporated by reference herein).*
10.5	Zoom Telephonics, Inc. 2009 Directors Stock Option Plan (incorporated by reference to Exhibit 4.2 to the Form 8-K dated December 16, 2009 and incorporated by reference herein).*
10.6
Form of director option grant pursuant to Zoom Telephonics, Inc. 2009 Directors Stock Option Plan (incorporated by reference to Exhibit 4.3 to the Form 8-K dated December 16, 2009 and incorporated by reference herein).*

10.7
Form of incentive stock option grant pursuant to Zoom Telephonics, Inc. 2009 Stock Option Plan (incorporated by reference to Exhibit 4.4 to the Form 8-K dated December 16, 2009 and incorporated by reference herein).*

10.8
Form of non-qualified stock option grant pursuant to Zoom Telephonics, Inc. 2009 Stock Option Plan (incorporated by reference to Exhibit 4.5 to the Form 8-K dated December 16, 2009 and incorporated by reference herein).*

10.9
Standard lease by and between 201-207 South Street LLC and Zoom Telephonics, Inc. on December 22, 2006 to lease space for 24 months for headquarters offices (incorporated by reference to Exhibit 10.18 to Zoom Technologies, Inc.’s Annual Report on Form 10-K on March 30, 2007)

10.10
First Amendment to Lease, Surrender and Extension Agreement dated November 11, 2008 between 201-207 South Street LLC and Zoom Telephonics, Inc. (previously filed as exhibit 10.29 to the Form 10-K dated March 12, 2009 by Zoom Technologies, Inc. and incorporated by reference herein).

10.11	Binding Lease Amendment dated May 24, 2010 (incorporated by reference to Exhibit 10.1 to the 10-Q filed on August 13, 2010)
10.12
Third Amendment to Lease and Surrender Agreement, dated as of December 1, 2011, between 201-207 South Street LLC and Zoom Telephonics, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 13, 2012)

10.13	Severance Agreement between Zoom Telephonics, Inc. and Frank B. Manning (incorporated by reference to Exhibit 10.1 to the 10-Q filed on May 14, 2010)
10.14	Severance Agreement between Zoom Telephonics, Inc. and Deena Randall (incorporated by reference to Exhibit 10.3 to the 10-Q filed on May 14, 2010)
10.15	Severance Agreement between Zoom Telephonics, Inc. and Terry Manning (incorporated by reference to Exhibit 10.4 to the 10-Q filed on May 14, 2010)
10.16
Binding Letter Agreement by and between Jiangsu Leimone Electronics Co., Ltd., Zoom Technologies, Inc., Zoom Telephonics, Inc., Tianjin Tong Guang Group Digital Communication Co. Ltd, dated as of October 18, 2010 (incorporated by reference to Exhibit 10.1 to the 8-K dated October 22, 2010)

10.17
License Agreement by and between Zoom Telephonics, Inc. and Jiangsu Leimone Electronics Co., Ltd., dated as of October 18, 2010 (incorporated by reference to Exhibit 10.1 to the 8-K dated October 22, 2010)

10.18
Domain Assignment and Transfer Agreement by and between Zoom Telephonics, Inc. and Jiangsu Leimone Electronics Co., Ltd., dated as of October 18, 2010 (incorporated by reference to Exhibit 10.1 to the 8-K dated October 22, 2010)

10.19
Trademark Purchase and Assignment Agreement by and between Zoom Telephonics, Inc. and Jiangsu Leimone Electronics Co., Ltd., dated as of October 18, 2010 (incorporated by reference to Exhibit 10.1 to the 8-K dated October 22, 2010)

10.20
License Back Agreement in the Peoples Republic of China by and between Jiangsu Leimone Electronics Co., Ltd. and Zoom Telephonics, Inc., dated as of October 18, 2010 (incorporated by reference to Exhibit 10.1 to the 8-K dated October 22, 2010)

10.21	Loan and Security Agreement, dated April 10, 2012, between Zoom Telephonics, Inc. and Silicon Valley Bank (incorporated by reference to Exhibit 10.1 to the Form 8-K dated April 13, 2012)
10.22	Intellectual Property Security Agreement, dated April 10, 2012, between Zoom Telephonics, Inc. and Silicon Valley Bank (incorporated by reference to Exhibit 10.2 to the Form 8-K dated April 13, 2012)
10.23	Financing Agreement, dated December 18, 2012, between Zoom Telephonics, Inc. and Rosenthal & Rosenthal, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K dated December 21, 2012)
10.24
Intellectual Property Security Agreement, dated December 18, 2012, between Zoom Telephonics, Inc. and Rosenthal & Rosenthal, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K dated December 21, 2012)

10.25
Amendment dated March 25, 2014, effective January 1, 2013, to Financing Agreement, dated December 18, 2012, between Zoom Telephonics, Inc. and Rosenthal & Rosenthal Inc. (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K for the year ended December 31, 2014)

23.1	Consent of Marcum LLP
23.2**	Consent of Morse, Barnes-Brown & Pendleton, PC (included in Exhibit 5.1)
24.1	Power of Attorney (contained in the signature page of this registration statement)
_________
* Management contract or compensatory plan or arrangement
** To be filed by amendment.
***
In accordance with Rule 406T of Regulation S-T, the XBRL-related information in Exhibit 101 to this registration statement is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 and 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections, is not part of any registration statement or prospectus to which it relates and is not incorporated by reference into any registration statement, prospectus or other document.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities to be offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which shall remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on December 23, 2015.

ZOOM TELEPHONICS, INC.

By:	/s/ Frank B. Manning
Frank B. Manning
President and Chief Executive Officer

By:	/s/ Philip Frank
Philip Frank
Chief Financial Officer

POWER OF ATTORNEY

We, the undersigned, hereby severally constitute and appoint Frank B. Manning and Philip Frank, and both or either one of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution in for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Frank B. Manning	President, Chief Executive Officer and Chairman of the Board	December 23, 2015
Frank B. Manning	(Principal Executive Officer)

/s/ Philip Frank	Chief Financial Officer and Director (Principal Financial Officer)
Philip Frank

/s/ Robert Crowley	Director
Robert Crowley

/s/Joseph Donovan	Director	December 23, 2015
Joseph Donovan

/s/Peter Kramer	Director	December 23, 2015
Peter Kramer

/s/George Patterson	Director	December 23, 2015
George Patterson

Exhibit Index

Exhibit No.	Description of Document

23.1	Consent of Marcum LLP
24.1	Power of Attorney (contained in the signature page of this registration statement)
_______